UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2025
_____________________________________________
Commission File Number: 001-34476
BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)
Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

INDEX	Pag

Report on review of consolidated condensed interim financial statements

(A free translation of the original in Portuguese)

Report on review of consolidated condensed interim financial statements

To the Board of Directors and Stockholders
Banco Santander (Brasil) S.A.

Introduction

We have reviewed the accompanying consolidated condensed balance sheet of Banco Santander (Brasil) S.A. (the "Institution") and its subsidiaries, at June 30, 2025 and the related consolidated condensed statements of income and comprehensive income for the quarter and six-month period then ended, and the consolidated condensed statements of changes in equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of the consolidated condensed interim financial statements in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Consolidated Condensed Balance Sheet

ASSETS	Note	06/30/2025	12/31/2024

Cash		24,371,817	37,084,254

Financial Assets Measured At Fair Value Through Profit Or Loss	3.a	240,028,997	231,001,886
Debt instruments		87,765,300	107,585,055
Equity instruments		2,386,449	2,968,823
Derivatives	18	44,077,544	40,175,818
Loans and advances to customers		2,496,232	4,911,803
Balances with the Brazilian Central Bank		103,303,472	75,360,387

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3.a	72,084,473	92,078,540
Debt instruments		71,992,194	92,058,907
Equity instruments		92,279	19,633

Financial Assets Measured At Amortized Cost	3.a	785,295,494	768,324,784
Loans and amounts due from credit institutions		37,972,880	30,177,627
Loans and advances to customers		532,905,325	561,178,111
Debt instruments		118,057,674	84,529,222
Reserves at the Central Bank of Brazil		96,359,615	92,439,824

Derivatives Used as Hedge Accounting	18	2,939	30,481

Non-Current Assets Held For Sale	4	1,202,337	1,042,273

Investments in Associates and Joint Ventures	5.a	3,554,126	3,640,176

Tax Assets		63,263,551	59,790,262
Current		13,947,229	11,566,385
Deferred		49,316,322	48,223,877

Other Assets		11,952,307	6,955,457

Tangible Assets	6.a	5,711,721	6,021,900

Intangible Assets		32,865,805	32,826,797
Goodwill	7	27,848,779	27,892,878
Other intangible assets	8	5,017,026	4,933,919

Total Assets		1,240,333,567	1,238,796,810

LIABILITIES AND STOCKHOLDERS' EQUITY

	Note	06/30/2025	12/31/2024

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	9.a	87,528,005	82,722,610
Trading derivatives	18	37,824,903	39,280,448
Short positions		45,840,930	39,396,666
Marketable debt securities		3,862,172	4,045,496

Financial Liabilities Measured at Amortized Cost	9.a	991,712,075	1,001,581,240
Deposits from Brazilian Central Bank and deposits from credit institutions		164,909,000	158,565,482
Customer deposits		587,219,451	605,068,163
Marketable debt securities		142,009,793	135,632,632
Debt instruments eligible to compose capital		24,327,655	23,137,784
Other financial liabilities		73,246,176	79,177,179

Derivatives Used as Hedge Accounting	18	63,808	129,826

Provisions	10.a	11,952,730	10,976,930
Provisions for pension funds and similar obligations		1,311,124	1,364,437
Provisions for judicial and administrative proceedings, commitments and other provisions		10,641,606	9,612,493

Tax Liabilities		10,544,686	10,175,193
Current		4,903,953	4,485,753
Deferred		5,640,733	5,689,440

Other Liabilities		15,267,023	13,383,879

Total Liabilities		1,117,068,327	1,118,969,678

Stockholders' Equity		127,029,138	126,199,224
Share Capital	11.a	65,000,000	65,000,000
Reserves	11.c	500,325	630,011
Treasury shares	11.d	(722,822)	(884,707)
Profit Reserve	11.c	62,251,635	61,453,920

Other Comprehensive Income		(4,757,916)	(6,707,539)

Stockholders' Equity Attributable to the Parent		122,271,222	119,491,685

Non - Controlling Interests		994,018	335,447

Total Stockholders' Equity		123,265,240	119,827,132
Total Liabilities and Stockholders' Equity		1,240,333,567	1,238,796,810
The explanatory notes are an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Condensed Statements of Income

	Notes	04/01 to	04/01 to	01/01 to	01/01 to
		06/30/2025	06/30/2024	06/30/2025	06/30/2024

Interest and similar income		40,645,279	32,763,817	79,395,832	65,367,807
Interest expense and similar charges		(25,710,424)	(18,896,125)	(49,635,245)	(38,113,188)
Net Interest Income		14,934,855	13,867,692	29,760,587	27,254,619
Income from equity instruments		19,381	36,201	46,388	38,214
Income from companies accounted by the equity method	5.a	114,808	63,945	201,423	127,544
Fee and commission income		6,130,350	5,976,556	12,191,458	11,591,889
Fee and commission expense		(1,936,699)	(1,657,394)	(3,785,543)	(3,342,858)
Gains (losses) on financial assets and liabilities (net)		1,291,497	(2,339,496)	3,787,413	(1,047,282)
Financial assets measured at fair value through profit or loss		1,650,391	1,355,925	5,063,383	102,586
Financial instruments not measured at fair value through profit or loss		(116,736)	(462,681)	(91,600)	(851,732)
Other		(242,158)	(520,890)	(1,184,370)	(298,136)
Exchange differences (net)		(1,458,213)	1,978,104	(3,736,831)	1,694,005
Other operating expense		(110,797)	(81,703)	(308,659)	(293,317)
Total Income		18,985,182	17,843,905	38,156,236	36,022,814
Administrative expenses		(5,233,431)	(5,017,831)	(10,478,536)	(9,999,969)
Personnel expenses	13.a	(2,935,794)	(2,860,816)	(5,948,149)	(5,787,631)
Other administrative expenses	13.b	(2,297,637)	(2,157,015)	(4,530,387)	(4,212,338)
Depreciation and amortization		(621,318)	(668,717)	(1,324,653)	(1,350,504)
Tangible assets	6.a	(246,198)	(403,996)	(577,084)	(827,189)
Intangible assets	8	(375,120)	(264,721)	(747,569)	(523,315)
Provisions (net)		(987,484)	(1,308,879)	(2,281,881)	(2,424,021)
Impairment losses on financial assets (net)		(10,123,547)	(7,511,626)	(17,388,158)	(14,310,995)
Financial instruments measured at amortized cost	3.b.2	(10,123,547)	(7,511,626)	(17,388,158)	(14,310,995)
Impairment losses on other assets (net)		(86,835)	(26,756)	(177,962)	(74,480)
Other intangible assets		(18,233)	-	(18,233)	-
Other assets		(68,602)	(26,756)	(159,729)	(74,480)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		28,913	1,943,773	40,264	1,795,185
Gains (losses) on non-current assets held for sale not classified as discontinued operations		23,448	17,616	59,486	30,359
Operating Income Before Tax		1,984,928	5,271,485	6,604,796	9,688,389
Income taxes	12	3,004	(1,638,057)	(1,465,280)	(2,994,035)
Net Profit for the Period		1,987,932	3,633,428	5,139,516	6,694,354
Profit attributable to the Parent		1,928,066	3,617,479	5,036,867	6,669,523
Profit attributable to non-controlling interests		59,866	15,949	102,649	24,831
The accompanying notes from Management are an integral part of these financial statements.

Consolidated Condensed Statements of Comprehensive Income

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Profit for the Period	1,987,932	3,633,428	5,139,516	6,694,354

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	1,113,811	(617,550)	1,045,563	(1,039,005)

Financial assets measured at fair value through other comprehensive income	1,429,156	(569,088)	1,395,125	(904,678)
Financial assets measured at fair value through other comprehensive income	2,493,668	(1,024,823)	2,772,430	(1,533,716)
Taxes	(1,064,512)	455,735	(1,377,305)	629,038

Cash flow hedges	(315,345)	(48,462)	(349,559)	(134,327)
Valuation adjustments	(601,316)	(92,409)	(666,555)	(256,142)
Taxes	285,971	43,947	316,996	121,815

Other Comprehensive Income that won't be reclassified for Net income:	(247,096)	167,389	904,057	(94,222)

Defined benefits plan	(276,529)	171,123	894,329	171,123
Defined benefits plan	(497,805)	311,095	1,666,973	311,095
Taxes	221,276	(139,972)	(772,644)	(139,972)

Others	29,433	(3,734)	9,728	(265,345)
IFRS 17 adjustments	49,056	23,319	16,214	2,978
Goodwill in acquisitions of subsidiaries	-	(17,726)	-	(274,734)
Others	-	-	-	7,602
Taxes	(19,623)	(9,327)	(6,486)	(1,191)

Total Comprehensive Income	2,854,647	2,249,771	7,089,136	5,561,127

Attributable to the parent	2,794,781	3,167,318	6,986,487	5,536,296
Attributable to non-controlling interests	59,866	15,949	102,649	24,831
Total	2,854,647	3,183,267	7,089,136	5,561,127
The explanatory notes are an integral part of the Condensed Consolidated Interim Financial Statements.

* Values expresses in thousands, unless otherwise indicated.

Consolidated Condensed Statements of Changes in Stockholders' Equity

	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Adjustments IFRS 17	Other Asset Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity

Balance on December 31, 2023		55,000,000	607,677	63,920,325	(1,106,783)	—	(217,571)	(3,515,753)	859,370	(27,931)	-	(1,066,330)	114,453,004	403,350	114,856,354
Total comprehensive income		-	-	-	-	6,669,525	(904,680)	171,123	-	1,787	(267,132)	(134,327)	5,536,296	24,831	5,561,127
Net profit attributable to the Parent Company		-	-	-	-	6,669,525	-	-	-	-	-	-	6,669,525	24,831	6,694,356
Other comprehensive income		-	-	-	-	—	(904,680)	171,123	-	1,787	(267,132)	(134,327)	(1,133,229)	-	(1,133,229)
Financial assets measured at fair value through other comprehensive income		-	-	-	-	—	(904,680)	-	-	-	-	-	(904,680)	-	(904,680)
Employee Benefits Plan		-	-	-	-	—	-	171,123	-	-	-	-	171,123	-	171,123
Adjustments IFRS 17		-	-	-	-	—	-	-	-	1,787	-	-	1,787	-	1,787
Gain and loss - Cash flow and investment hedge		-	-	-	-	—	-	-	-	-	-	(134,327)	(134,327)	-	(134,327)
Other Asset Valuation Adjustments – goodwill on acquisitions of subsidiaries		-	-	-	-	—	-	-	-	-	(274,734)	-	(274,734)	-	(274,734)
Other equity valuation adjustments – others		-	-	-	-	—	-	-	-	-	7,602	-	7,602	-	7,602
Dividends and Interest on Equity	11.b	-	-	-	-	(3,000,000)	-	-	-	-	-	-	(3,000,000)	-	(3,000,000)
Share-based compensation	11.d	-	(102,852)	-	-	—	-	-	-	-	-	-	(102,852)	-	(102,852)
Treasury shares	11.d	-	-	-	226,601	—	-	-	-	-	-	-	226,601	-	226,601
Prescribed Dividends		-	-	23,301	-	—	-	-	-	-	-	-	23,301	-	23,301
Unrealized profit		-	-	137,334	-	—	-	-	-	-	-	-	137,334	-	137,334
Capital Increase		10,000,000	-	(10,000,000)	-	—	-	-	-	-	-	-	-	-	-
Others		-	-	(5,438)	-	-	-	-	-	-	-	-	(5,438)	(122,924)	(128,362)
Sale / Incorporation / Acquisition		-	-	-	-	—	-	-	-	-	-	-	-	(117,777)	(117,777)
Other		-	-	(5,438)	-	—	-	-	-	-	-	-	(5,438)	(5,147)	(10,585)
Destinations:
Legal reserve		-	-	-	-	—	-	-	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	3,669,525	-	(3,669,525)	-	-	-	-	-	-	-	-	-
Balances as of June 30, 2024		65,000,000	504,825	57,745,047	(884,707)	-	(1,122,251)	(3,344,630)	859,370	(26,144)	(267,132)	(1,200,657)	117,268,246	305,257	117,573,503
Changes in the Period		10,000,000	(102,852)	(6,175,278)	226,601	-	(904,680)	171,123	-	1,787	(267,132)	(134,327)	5,038,681	(98,093)	2,717,149

* Values expresses in thousands, unless otherwise indicated.

	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Persion Contracts IFRS 17	Other Equity Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity
Balance on December 31, 2024		65,000,000	630,011	61,453,920	(884,707)	-	(2,401,289)	(3,998,814)	859,370	(11,291)	(275,465)	(880,050)	119,491,685	335,447	119,827,132
Total comprehensive income		-	-	-	-	3,850,238	1,395,125	894,329	-	9,728	-	(349,559)	5,799,861	102,649	5,902,510
Net profit attributable to the Parent Company		-	-	-	-	5,036,867	-	-	-	-	-	-	5,036,867	102,649	5,139,516
Other comprehensive income		-	-	-	-	(1,186,629)	1,395,125	894,329	-	9,728	-	(349,559)	762,994	-	762,994
Financial assets measured at fair value through other comprehensive income (1)		-	-	-	-	-	1,395,125	-	-	-	-	-	1,395,125	-	1,395,125
Employee Benefits Plan		-	-	-	-	(1,186,629)	-	894,329	-	-	-	-	(292,300)	-	(292,300)
Adjustments IFRS 17		-	-	-	-	-	-	-	-	9,728	-	-	9,728	-	9,728
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	(349,559)	(349,559)	-	(349,559)
Other equity valuation adjustments – goodwill in acquisitions of subsidiaries		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other equity valuation adjustments – others		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	11.b	-	-	-	-	(3,000,000)	-	-	-	-	-	-	(3,000,000)	-	(3,000,000)
Share-based compensation	11.d	-	(129,686)	-	-	-	-	-	-	-	-	-	(129,686)	-	(129,686)
Treasury shares	11.d	-	-	-	161,885	-	-	-	-	-	-	-	161,885	-	161,885
Prescribed dividends		-	-	25,513	-	-	-	-	-	-	-	-	25,513	-	25,513
Unrealized profit		-	-	(66,546)	-	-	-	-	-	-	-	-	(66,546)	-	(66,546)
Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others		-	-	(12,875)	-	1,385	-	-	-	-	-	-	(11,490)	555,922	544,432
Sale / Incorporation / Acquisition		-	-	-	-	-	-	-	-	-	-	-	-	586,118	586,118
Others		-	-	(12,875)	-	1,385	-	-	-	-	-	-	(11,490)	(30,196)	(41,686)
Destinations:
Dividend equalization reserve		-	-	851,623	-	(851,623)	-	-	-	-	-	-	-	-	-
Balances as of June 30, 2025		65,000,000	500,325	62,251,635	(722,822)	-	(1,006,164)	(3,104,485)	859,370	(1,563)	(275,465)	(1,229,609)	122,271,222	994,018	123,265,240
Changes in the Period		-	(129,686)	797,715	161,885	-	1,395,125	894,329	-	9,728	-	(349,559)	2,779,537	658,571	3,438,108
(1) Includes the effects of the classification relating to the change in the business model (Note 1.C4)
(2) Permanent losses associated with Benefit Plans were transferred to Retained Earnings and Losses.
The explanatory notes are an integral part of the Condensed Consolidated Interim Financial Statements.

* Values expresses in thousands, unless otherwise indicated.
Consolidated Condensed Statement of Cash Flows

	Note	01/01 to	01/01 to
		06/30/2025	06/30/2024
1. Cash Flows from Operating Activities
Net Income for the Period		5,139,516	6,694,356
Adjustments to Profit		12,071,814	3,470,644
Depreciation of Tangible Assets	6.a	577,084	827,189
Amortization of Intangible Assets		747,569	523,315
Impairment Losses on Other Assets (Net)		177,962	74,480
Provisions (Net)		2,281,881	2,424,021
Losses on Financial Assets (Net)		17,388,158	14,310,995
Net Gains (losses) on Disposal of Tangible Assets, Investments and Non-Current Assets Held for Sale		(99,750)	(1,825,734)
Income from Companies Accounted by the Equity Method	5.b	(201,423)	(127,544)
Deferred Taxes		(3,547,595)	(2,004,588)
Monetary Adjustment of Escrow Deposits		(373,746)	(365,044)
Recoverable Taxes		(216,826)	(163,471)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(1,437)	4,842
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(4,660,063)	(10,824,060)
Other		-	616,243
Net (Increase) Decrease in Operating Assets		1,873,350	(84,810,576)
Financial Assets Measured At Fair Value Through Profit Or Loss		(11,265,179)	(19,433,245)
Financial Assets Measured at Fair Value through Other Comprehensive Income		24,544,685	(7,843,358)
Financial Assets Measured At Amortized Cost		(2,919,131)	(55,935,236)
Other Assets		(8,487,025)	(1,598,737)
Net Increase (Decrease) in Operating Liabilities		6,352,383	70,179,461
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		4,805,395	19,376,363
Financial Liabilities at Amortized Cost		(1,507,729)	45,628,444
Other Liabilities		3,054,717	5,174,654
Tax Paid	12	(3,845,626)	(3,142,902)
Total Net Cash Flows from Operating Activities (1)		21,591,437	(7,609,017)
2. Cash Flows from Investing Activities
Investments		(1,624,050)	(1,568,775)
Increase in Subsidiaries		(7,500)	(119,020)
Tangible Assets		(505,844)	(362,879)
Intangible Assets		(883,643)	(725,005)
Non-Current Assets Held for Sale		(227,063)	(361,871)
Disposal		395,738	548,319
Tangible Assets		236,338	166,624
Intangible Assets		92,401	9,146
Non-Current Assets Held For Sale		66,999	372,549
Dividends and Interest on Capital Received		1,736,997	398,748
Total Net Cash Flows from Investing Activities (2)		508,685	(621,708)
3. Cash Flows from Financing Activities
Acquisition (Disposal) of Own Shares	11.d	161,885	226,601
Issuance of Other Long-term Liabilities		47,491,604	4,154,253
Dividends and Interest on Capital Paid		(3,876,672)	(2,861,624)
Payments of Other Long-term Liabilities		(47,176,038)	(6,802,975)
Interest Payments of Equity-Eligible Debt Instruments		(471,727)	107,564
Net Increase/Decrease in Non-Controlling Interests		586,118	(117,777)
Total Net Cash Flows from Financing Activities (3)		(3,284,830)	(5,293,958)
Exchange variation on Cash and Cash Equivalents (4)		1,437	(4,842)
Net Increase in Cash and Cash Equivalents (1+2+3+4)		18,816,729	(13,529,525)
Cash and Cash Equivalents at the Beginning of the Period		67,200,905	89,417,760
Cash and Cash Equivalents at the End of the Period		86,017,634	75,888,235
The explanatory notes are an integral part of the condensed consolidated financial statements.

* Values expresses in thousands, unless otherwise indicated.
1.Operating context, presentation of condensed consolidated financial statements and other information

a)Operational Context

Banco Santander (Brasil) S.A. (Banco Santander or Bank), controlled directly and indirectly by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates before the Central Bank of Brazil (Bacen), constituted as a joint-stock company, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and carries out its operations through commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through controlled companies, it also operates in the payment institution, consortium management, securities brokerage, insurance brokerage, consumer financing, digital platforms, benefits management, management and recovery of non-performing credit, capitalization and private pension markets, and provision and administration of food, meal and other vouchers. Operations are conducted in the context of a group of institutions that operate integrated in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are realized in the normal course of business and under commutative conditions.

The Board of Directors has authorized the issuance of the condensed consolidated interim financial statements for the quarter ended June 30, 2025, at the meeting held on July 29, 2025.

The aforementioned Financial Statements were subject to a recommendation for approval issued by Banco Santander's Audit Committee and an unqualified report by the Independent Auditors.

b)Presentation of Condensed Consolidated Interim Financial Statements (prepared in accordance with IAS 34)
The Consolidated Financial Statements were prepared in accordance with the International Financial Reporting Standards (IFRS®) issued by the International Accounting Standards Board (IASB®) (currently referred to by the IFRS® Foundation as “IFRS® accounting standards”) and the interpretations issued by the IFRS® Interpretations Committee (current name of the International Financial Reporting Interpretations Committee – IFRIC®). All relevant information specifically related to the Financial Statements of Banco Santander, and only in relation to these, is being disclosed and corresponds to the information used by Banco Santander in its management. There is no change in applicable practices and policies between the condensed consolidated interim financial statements and the complete financial statements.
c)Other Information
c.1)Adoption of new standards and interpretations
    · Amendment to IAS 21 – Effects of Changes in Exchange Rates and Translation of Financial Statements: If a currency is not convertible, it may be difficult to determine an appropriate exchange rate. Although uncommon, a lack of convertibility may arise when a government imposes exchange controls that prohibit the exchange of a currency or limit the volume of transactions in a foreign currency. The amendment to IAS 21 clarifies how entities should assess whether a currency is easily convertible and how they should determine a spot exchange rate for a currency that is difficult to convert, as well as requiring disclosure of information that allows users of financial statements to understand the impacts of a currency that is not convertible. These amendments are effective from January 1, 2025. Santander did not identify any material impacts.
c.2)New standards and interpretations in force in future years
· Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments: The requirements for applying IFRS 9 are amended to include contracts to purchase and receive electricity, in addition to allowing the use of these contracts in hedge accounting. It also includes disclosure requirements on these contracts in IFRS 7. In addition, it clarifies that a financial liability is derecognized on the "settlement date" and introduces an accounting policy election to derecognize financial liabilities settled using an electronic payment system before the settlement date. Other clarifications include the classification of financial assets with ESG-linked characteristics through additional guidance on the assessment of contingent characteristics. Additional disclosures are introduced for financial instruments with contingent characteristics and equity instruments classified at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026. Santander is assessing the impacts of this change.
· Annual Improvements to IFRS Accounting Standards - Volume 11: They include clarifications, simplifications, corrections and amendments designed to improve the consistency of several IFRS Accounting Standards. The amended standards are: IFRS 1 - First-time adoption of International Financial Reporting Standards; IFRS 7 - Financial Instruments: Disclosures and accompanying guidance on the implementation of IFRS 7; IFRS 9 - Financial Instruments; IFRS 10 - Consolidated Financial Statements; and IAS 7 - Statement of Cash Flows. The amendments are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted.

* Values expresses in thousands, unless otherwise indicated.
· IFRS 18 – Presentation and Disclosure in Financial Statements: Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investing and financing) in the income statement structure. It also requires companies to disclose explanations of management-defined performance measures related to the income statement.

These changes are effective for fiscal years beginning January 1, 2027. Santander is evaluating the impacts of this change.
· IFRS 19 – Non-publicly-accountable subsidiaries: Disclosures:that allows a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. IFRS 19 is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it. The new standard is effective for reporting periods beginning on or after January 1, 2027, with earlier application permitted. Santander is evaluating the impacts of this change
c.3)Estimates used
The consolidated results and the calculation of consolidated equity are impacted by accounting policies, assumptions, estimates and measurement methods used by the Bank's management in preparing the financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities for future periods. All estimates and assumptions required, in accordance with IFRSs, are management's best estimate in accordance with the applicable standard.
In the consolidated financial statements, estimates are made by the Management of the Bank and the consolidated entities in order to quantify certain assets, liabilities, income and expenses and disclosures in the explanatory notes.
c.3.1)Critical estimates
The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and on the disclosures in the explanatory notes are described below:
i. Assessment of the fair value of certain financial instruments
Financial instruments are initially recognized at fair value and those that are not measured at fair value in profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured, at the end of each period, using valuation techniques. This calculation is based on assumptions, which take into account Management's judgment based on information and market conditions existing at the balance sheet date.
Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments into Levels I, II or III.

Note 18.c of the Condensed Consolidated Interim Financial Statements as of June 30, 2025, presents the accounting practice and sensitivity analysis for the Financial Instruments, respectively.
ii. Provisions for losses on credits due to impairment
The carrying value of non-recoverable financial assets is adjusted by recording a provision for loss under “Losses on financial assets (net) – Financial Assets measured at amortized cost” in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decreases and can be objectively related to a recovery event.

To individually measure the loss due to impairment of loans assessed for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generating capacity, cash flow, administration, corporate governance and quality of internal controls, payment history, experience in the sector, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value , and also based on historical experience of impairment and other circumstances known at the time of the assessment.
To measure the loss due to impairment of loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to the segment, type of assets, guarantees and other factors associated with historical experience of impairment and other circumstances known at the time of the assessment.
iii. Provisions for pension funds
Defined benefit plans are recorded based on an actuarial study, carried out annually by a specialized company, at the end of each year, effective for the subsequent period and are recognized in the consolidated income statement in the lines Interest and similar expenses and Provisions (liquids).

* Values expresses in thousands, unless otherwise indicated.
The present value of a defined benefit obligation is the present value, without deducting any plan assets, of the expected future payments necessary to settle the obligation resulting from the employee's service in the current and past periods.
iv. Obligations, contingent assets and liabilities
Provisions for judicial and administrative proceedings are set up when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient certainty, based on the nature, complexity and history of the actions and the opinion of legal advisors. internal and external.
v. Goodwill
The recorded goodwill is subject to the recoverability test, at least once a year or in a shorter period, in the case of any indication of a reduction in the recoverable value of the asset.
The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a minimum period of 5 years. The cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rates and others; (ii) behavior and growth estimates of the national financial system; (iii) increase in costs, returns, synergies and investment plan; (iv) client behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and changing any of these factors could have a different result. The cash flow estimate is based on an assessment prepared by an independent specialized company, annually or whenever there is evidence of a reduction in its recovery value, which is reviewed and approved by Management.
vi. Expectation of realization of IR and CS tax credits
Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be recovered or paid on differences between the carrying amounts of assets and liabilities and their respective calculation bases, and accumulated tax loss credits and the negative basis of CSLL. These amounts are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be used.
Other deferred tax assets (accumulated tax loss credits) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits to allow them to be used. The recognized deferred tax assets and liabilities are reviewed at each balance sheet date, with the appropriate adjustments being made based on the findings of the analyses performed. The expectation of realization of the Bank's deferred tax assets is based on projections of future results and a technical study.

c.4) Change of business Strategy

In the first quarter of 2025, Banco Santander changed the way it manages part of its portfolio of pre-and post-fixed government securities, financial instruments that are part of its portfolio called ALCO (assets and liability management). The new strategy is based on a long-term investment profile, aiming to ensure greater financial stability, avoiding volatility in the Bank's equity (including for prudential purposes). In accordance with this strategy, Banco Santander has the intention and capacity to hold these securities until their respective maturities.

Management adopted the Amortized Cost (AC) accounting classification for part of the ALCO portfolio, which better reflects the objective of the business model strategy, see note 3.a.

* Values expresses in thousands, unless otherwise indicated.
2.Basis for consolidation

Below are highlighted the direct and indirect subsidiaries and investment funds included in the Condensed Consolidated Financial Statements of Banco Santander. Similar information on the companies accounted for by the equity method by the Bank is provided in Note 5.

		Quantity of Shares or Quotas Owned (in Thousands)		Direct Participation	06/30/2025
Investments	Activity	Common Shares and Quotas	Preferred Shares		Consolidated Participation
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	50,159	-	100.00%	100.00%
Esfera Fidelidade S.A.	Services provision	10,001	-	100.00%	100.00%
Return Capital Gestão de Ativos e Participações S.A.	Collection Management and Credit Recovery	486,010	-	100.00%	100.00%
Em Dia Serviços Especializados em Cobrança Ltda.	Collection and Recover of Credit Management	257,306	-	100.00%	100.00%
Rojo Entretenimento S.A.	Services Provision	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	71,181	-	100.00%	100.00%
Sancap Investimentos e Participações S.A.	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying Club	872,186	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	14,067,640	14,067,640	100.00%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Broker	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	241,941	-	100.00%	100.00%
Pluse Client Expert Ltda. (new corporate name of SX Negócios)	Provision of Call Center Services	75,050	-	100.00%	100.00%
Tools Soluções e Serviços Compartilhados Ltda.	Services	192,000	-	100.00%	100.00%
Controlled by Aymoré Crédito, Financiamento e Investimento S.A.
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	—%	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Technology	500,411	-	100.00%	100.00%
Controlled by Santander Leasing S.A. Arrendamento Mercantil
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Distributor	461	-	100.00%	100.00%
Controlled by Sancap Investimentos e Participações S.A.
Santander Capitalização S.A.	Capitalization	64,615	-	100.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	100.00%	100.00%
Controlled by Santander Corretora de Seguros, Investimentos e Serviços S.A.
América Gestão de Serviços em Energia S.A	Energy	653		70.00%	70.00%
Fit Economia de Energia S.A.	Energy Trading	10,400	-	65.00%	65.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Real Estate	17,084	-	100.00%	100.00%
Controlled by Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e Valores Mobiliários Ltda.	Broker	21,559	-	59.64%	59.64%
Toro Investimentos S.A.	Investments	44,101	-	13.23%	13.23%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Investments	289,362	-	86.77%	86.77%
Jointly Controlled Companies by Sancap Investimentos e Participações S.A.
Santander Auto S.A.	Technology	22,452	-	50.00%	50.00%
Controlled by Toro Investimentos S.A.
Toro Asset Management S.A.	Investments	918,264	-	100.00%	100.00%

* Values expresses in thousands, unless otherwise indicated.
Consolidated Investment Funds

•Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•Santander SBAC II Renda Fixa Curto Prazo;
•Santander Paraty QIF PLC (Santander Paraty) (3);
•Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC) (1);
•Prime 16 – Fundo de Investimento Imobiliário (current name of BRL V - Fundo de Investimento Imobiliário - FII) (2);
•Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (3);
•Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (4);
•Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;
•Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (4);
•Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior;
•Fundo de Investimentos em Direitos Creditórios – Getnet ;
•Agro Flex Fundo de Investimento Direitos Creditórios (4);
•San Créditos Estruturados – Fundo de Investimento em Direitos Creditórios Não Padronizado (4);
•D365 – Fundo De Investimento em Direitos Creditórios (4);
•Fundo de Investimento em Direitos Creditórios Tellus (4);
•Fundo de Investimento em Direitos Creditórios Precato IV (4);
•Santander Hera Renda Fixa Fundo Incentivado de Investimento em Infraestrutura Responsabilidade Limitada;
•Ararinha Fundo de Investimento em Renda Fixa Longo Prazo;
•Hyundai Fundo de Investimento em Direitos Creditórios;
•Santander Renda Fixa Curto Prazo Fundo de Investimento;
•Santander Módulo MX III Renda Fixa Referenciado DI CIC FIF RESP Limitada;
•Santander Módulo SINQIA Renda Fixa Referenciado DI - CIC FIF RESP Limitada; and
•Santander Módulo SINQIA II Renda Fixa Referenciado DI - CIC FIF RESP Limitada.

(1) Renault montadora (an entity not belonging to the Santander Conglomerate) sells its invoices to the Fund. This Fund exclusively purchases invoices from Renault montadora. In turn, Banco RCI Brasil S.A. holds 100% of its shares.
(2)    Banco Santander was listed as a creditor in certain overdue credit transactions that had real estate as collateral. The operation to recover these credits consisted of contributing the real estate as collateral to the capital of the Real Estate Investment Fund and subsequently transferring the Fund's shares to Banco Santander, through payment in kind for the aforementioned credit transactions.
(3)    Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and its exclusive fund Santander FI Hedge Strategies, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. Santander Paraty does not have its own equity position, and all records originate from the financial position of Santander FI Hedge Strategies.
(4) Fund controlled by Return Capital Gestão de Ativos e Participações S.A

Corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with the Santander Conglomerate's business plan.

a)Banco Santander signs an Agreement for the sale of its entire equity interest in Galgo Sistema de Informações S.A.

On March 20, 2025, Banco Santander (Brasil) S.A. and other shareholders signed certain documents establishing the terms and conditions for the purchase and sale of shares representing the entire total and voting share capital of Galgo Sistema de Informações S.A. with RTM – Rede de Telecomunicações para o Mercado Ltda. (“Transaction”). On May 7, 2025, with the completion of the Transaction, Banco Santander (Brasil) S.A. ceased to hold any shareholding in Galgo Sistema de Informações S.A.

b)Sale of the entire stake held in Summer Empreendimentos Ltda.

On February 24, 2025, Santander Holding Imobiliária S.A. (“SHI”) and Banco Santander (Brasil) S.A. signed certain documents establishing the terms of the purchase and sale negotiation of shares representing the entire share capital of Summer Empreendimentos Ltda. with RFM-E Ltda. (“Transaction”). The completion of the Transaction is subject to the execution of the definitive instruments and the implementation of certain conditions customary in this type of transaction, including applicable regulatory approvals.

c)Merger of Return Capital S.A. by Return Capital Gestão de Ativos e Participações S.A.

On September 30, 2024, the full merger of Return Capital S.A. (“Return Capital”) by Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Return Participações”) took place. The merger resulted in an increase in

* Values expresses in thousands, unless otherwise indicated.
the share capital of Return Participações, in the amount of R$8,540,942,366.72 (eight billion, five hundred and forty million, nine hundred and forty-two thousand, three hundred and sixty-six reais and seventy-two centavos), through the issuance of 439,224,359 (four hundred and thirty-nine million, two hundred and twenty-four thousand, three hundred and fifty-nine) new common shares. As a result of the incorporation, Return Capital was extinguished by operation of law, and was succeeded by Return Participações in all its rights and obligations.

d)Incorporation of Mobills Labs Soluções Em Tecnologia Ltda. by Toro Investimentos S.A.

On June 30, 2024, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills Labs”) was fully incorporated and its equity was absorbed by its direct parent company, Toro Investimentos S.A. (“Toro Investimentos”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mobills Labs did not imply an increase in the share capital of Toro Investimentos, since all of the shares issued by Mobills Labs were held by Toro Investimentos and, therefore, already reflected in the investment account by equivalence.

e)Incorporation of Apê11 Tecnologia e Negócios Imobiliários S.A. by Santander Holding Imobiliária S.A

On June 28, 2024, Apê11 Tecnologia e Negócios Imobiliários S.A. (“Apê11”) was fully incorporated, with its assets absorbed by its direct parent company, Santander Holding Imobiliária S.A. (“SHI”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Apê11 did not imply an increase in SHI’s share capital, since all of Apê11’s shares were held by SHI and, therefore, were already reflected in its equity investment account.

f)Joint Venture between Banco Santander (Brasil) S.A. and Pluxee International and Pluxee Pay Brasil Ltda.

On June 27, 2024, after the completion of the conditions precedent of the transaction announced on July 24, 2023, Banco Santander (Brasil) S.A. concluded the establishment of a Joint Venture with the Pluxee Group (previously called Sodexo).

The economic rationale of the transaction is essentially based on: (i) the synergies arising from the combination of the businesses of Pluxee Instituição de Pagamento Brasil S.A. (current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”) with the Pluxee Group in Brazil and (ii) the company's ability to explore Santander's customer base to offer its products and services (i.e. the capillarity of Santander's branch).

To form the Joint Venture, Banco Santander contributed the equivalent of R$2,044 million, attributed to: (i) its investment in its benefits subsidiary, Pluxee Instituição de Pagamento Brasil S.A. (current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A.”); (ii) a portion of cash resources; (iii) the exclusivity agreement for the exploration of its customer base.

As a result of the transaction, Banco Santander and Grupo Pluxee now hold 20% and 80% stakes, respectively, in the share capital of Pluxee Benefícios Brasil S.A. (“Pluxee”), the investment vehicle of the Joint Venture.
g)Incorporation of Mobills Corretora de Seguros Ltda. by Toro Asset Management S.A.

On May 31, 2024, Mobills Corretora de Seguros Ltda. (“Mobills Corretora”) was fully incorporated and its equity was absorbed by its direct parent company, Toro Asset Management S.A. (“Toro Asset”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mobills Corretora did not imply an increase in Toro Asset's share capital, since all of the shares issued by Mobills Corretra were held by Toro Asset and, therefore, already reflected in the investment account by equivalence.

h)Acquisition of the remaining portion of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) by Return Capital S.A.

On May 17, 2024, Return Capital S.A. (“Return”), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into a Share Purchase and Sale Agreement with the minority shareholders of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Gira”) to acquire the 20% of Gira’s share capital held by the minority shareholders (“Transaction”). As a result of the Transaction, Banco Santander (Brasil) S.A. indirectly held 100% of Gira’s share capital.

i)Acquisition of stake and investment in América Gestão Serviços em Energia S.A.

On March 12, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) formalized, together with the shareholders of América Gestão Serviços em Energia S.A. (“América Energia”), a Share Purchase and Sale Agreement and Other Covenants with a view to acquiring 70% of the total and voting share capital of América Energia (“Transaction”). The completion of the Transaction was subject to the fulfillment of certain usual suspensive conditions in similar transactions, including obtaining the relevant regulatory

* Values expresses in thousands, unless otherwise indicated.
authorizations. On July 4, 2024, with the completion of the Transaction, Santander Corretora came to hold 70% of the share capital of América Energia.

j)Acquisition of stake and investment in Fit Economia de Energia S.A.

On March 6, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. concluded, in compliance with the applicable precedent conditions, the transaction for acquisition and investment in Fit Economia de Energia S.A. (“Company”), so that it now holds 65% of the Company's share capital (“Transaction”).

k)Acquisition of the entire shareholding in Toro Participações S.A. and incorporation by Toro Corretora de Títulos e Valores Mobiliários S.A.

On January 3, 2024, after fulfilling the conditions precedent, Banco Santander concluded the transaction to acquire all the shares of Toro Participações, so that it indirectly held 100% of the share capital of Toro Corretora de Títulos e Valores Mobiliários S.A. and Toro Investimentos S.A. On February 29, 2024, the incorporation of Toro Participações S.A. by Toro Corretora de Títulos e Valores Mobiliários S.A. was approved.

* Values expresses in thousands, unless otherwise indicated.
3.Financial assets

a)Classification by nature and category

The classification by nature and category for the purposes of evaluating the Bank's assets, except balances related to “Cash and cash equivalents” and “Derivatives used as Hedge”, on June 30, 2025 and December 31, 2024 is shown below:

				06/30/2025
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances with the Brazilian Central Bank	103,303,472	—	96,359,615	199,663,087
Loans and other amounts with credit institutions, net	—	—	37,972,880	37,972,880
Of which:
Loans and other amounts with credit institutions, gross	—	—	37,973,784	37,973,784
Impairment losses (note 3-b.2)	—	—	(904)	(904)
Loans and advances to customers, net	2,496,232	—	532,905,325	535,401,557
Of which:
Loans and advances to customers, gross (1)	2,496,232	—	568,855,739	571,351,971
Impairment losses (note 3-b.2)	—	—	(35,950,414)	(35,950,414)
Debt instruments	87,765,300	71,992,194	118,057,674	277,815,168
Of which:
Debt instruments, gross (2)	87,765,300	71,992,194	120,454,539	280,212,033
Impairment losses (note 3-b.2)	—	—	(2,396,865)	(2,396,865)
Equity instruments	2,386,449	92,279	—	2,478,728
Trading derivatives	44,077,544	—	—	44,077,544
Total	240,028,997	72,084,473	785,295,494	1,097,408,964

				12/31/2024
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	75,360,387	—	92,439,824	167,800,211
Loans and other amounts with credit institutions, net	—	—	30,177,627	30,177,627
Of which:
Loans and other amounts with credit institutions, gross	—	—	30,179,048	30,179,048
Impairment losses (Note 3-b.2)	—	—	(1,421)	(1,421)
Loans and advances to customers, net	4,911,803	—	561,178,111	566,089,914
Of which:
Loans and advances to customers, gross (1)	4,911,803	—	594,776,041	599,687,844
Impairment losses (Note 3-b.2)	—	—	(33,597,930)	(33,597,930)
Debt instruments, liquid	107,585,055	92,058,907	84,529,222	284,173,184
Of which:
Debt instruments, gross	107,585,055	92,058,907	86,598,778	286,242,740
Impairment losses (Note 3-b.2)	—	—	(2,069,556)	(2,069,556)
Equity instruments	2,968,823	19,633	—	2,988,456
Trading derivatives	40,175,818	—	—	40,175,818
Total	231,001,886	92,078,540	768,324,784	1,091,405,210
(1) On June 30, 2025, the balance recorded in “Loans and advances to customers” referring to operations of the assigned credit portfolio is R$ 18,572 (12/31/2024 – R$21,024) and R$ 17,069 (12/31/2024 - R$19,740) of “Other financial liabilities - Financial Liabilities Associated with the Transfer of Assets”.
(2) The amount of securities in the ALCO portfolio, equivalent to R$23,190 million, was classified from Financial Assets Measured At Fair Value Through Other Comprehensive Income to category of Financial Assets measured at amortized cost (note 1.c.4). This change generated a reversal of the mark-to-market adjustments on the reclassified securities, positively impacting equity by R$514 million net of tax effects (R$934 million gross).

* Values expresses in thousands, unless otherwise indicated.

b)Valuation adjustments arising from loss of recoverable value of financial assets

b.1)Financial assets measured at fair value through Other Comprehensive Income

As indicated in explanatory note 2 to the Bank's consolidated Interim Financial Statements for the quarter ended June 30, 2025, variations in the carrying value of financial assets and liabilities are recognized in the consolidated income statement and except in the case of financial assets measured at fair value through other comprehensive income, where changes in fair value are temporarily recognized in consolidated Net Equity, in “Other comprehensive income”.

Debits or credits in "Other Comprehensive Income" arising from changes in fair value remain in the Bank's consolidated Net Equity until the respective assets are written off, when they are then recognized in the consolidated income statement. As part of the fair value measurement process, when there is evidence of losses in the recoverable value of these instruments, the amounts are no longer recognized in Net Equity under the heading "Financial Assets Measured at Fair Value through Other Comprehensive Income” and are reclassified to the Consolidated Income Statement at the cumulative value on that date.

On June 30, 2025, the Bank analyzed the variations in the fair value of the various assets that make up this portfolio and concluded that, on that date, there were no significant differences whose origin could be considered as resulting from impairment losses. Consequently, all changes in the fair value of these assets are presented in “Other Comprehensive Income”. Changes in the balance of other comprehensive income in the interim period are recognized in the consolidated statement of Other Comprehensive Income.

b.2)Financial Assets Measured at Amortized Cost - Loans, other amounts with credit institutions, advances to customers and debt instrument

Changes in provisions for recoverable value losses of assets included in “Financial Assets Measured at Amortized Cost - Loans, Other Amounts with Credit Institutions, Advances to Customers and Debt Instrument” (1) in the periods ended June 30, 2025 and 2024 were the following:

	01/01 to	01/01 to
	06/30/2025	06/30/2024
Balance at beginning of the period	35,668,907	35,152,071
Provision for losses on financial assets	16,660,974	13,310,146
Write-off of impaired balances against recorded impairment allowance	(13,956,309)	(12,375,893)
Exchange Variation	(25,389)	32,014
Balance at end of the period (Note 3.a)	38,348,183	36,118,338
Provision for contingent liabilities (note 10.a)	454,770	446,449
Total balance of allowance for impairment losses, including provisions for contingent liabilities	38,802,953	36,564,787
Loans written-off recovery	669,077	344,094
Discount granted	(1,396,261)	(1,344,942)

(1) Includes Provision for Losses on Financial Guarantee Contracts Provided.

Considering the amounts recognized in “Constitution (Reversal) for losses on financial assets”, “Recoveries of loans written off as losses” and “Discount Granted” total R$ 17,388,158 and R$ 14,310,994 in the periods ended June 30, 2025 and 2024 , respectively.

Considering the plan to update the models for calculating the provision for impairment, to be implemented as of the second half of 2025, a complementary provision (post model adjustment) of R$ 4,328 million (R$ 2. 380 million, net of taxes) was recognized in the second quarter, to meet the update of the macroeconomic parameters and other relevant parameters of the Bank's impairment calculation models, in accordance with the Bank's macroeconomic parameters. 380 million, net of taxes) was recognized in the second quarter, to meet the update of the macroeconomic parameters and other relevant parameters of the Bank's impairment calculation models, in accordance with IFRS 9, which resulted in higher provisions, reflecting a more complex economic environment expected.

c)Non-recoverable assets
A financial asset is considered unrecoverable when there is objective evidence of the occurrence of events that: (i) cause an adverse impact on the estimated future cash flows at the date of the transaction, in the case of debt instruments (loans and debt securities); (ii) mean that its carrying amount cannot be fully recovered, in the case of equity instruments; (iii) arise from the breach of clauses or terms of loans, and (iv) at the time of bankruptcy proceedings.

* Values expresses in thousands, unless otherwise indicated.

Details of changes in the balance of financial assets classified as “Loans, advances to customers and Debt Instruments” considered as non-recoverable due to credit risk in the periods ended June 30, 2025 and 2024 are as follows:

	01/01 to	01/01 to
	06/30/2025	06/30/2024
Balance at beginning of the period	42,242,354	39,886,905
Net additions	12,521,015	13,207,886
Write-off of impaired balances against recorded impairment allowance	(11,023,481)	(12,892,624)
Balance at end of the period	43,739,888	40,202,167

d)Provisions for Losses of Financial Guarantee Contracts Provided

IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, that have not yet been honored. It should be measured and accounted for at the provision expense that reflects the credit risk in the event of honored guarantees and the endorsed customer does not comply with its contractual obligations. Below is the movement of these provisions for the periods ended June 30, 2025 and 2024.

	01/01 to	01/01 to
	06/30/2025	06/30/2024
Balances at the beginning of the period	440,113	378,145
Creation (Reversal) of provision for losses on financial guarantee contracts provided	14,657	3,117
Balances at the end of period	454,770	381,262

4.Non-current assets held for sale

Non-current assets held for sale include assets not in use.

5.Interests in associates and joint ventures

Joint Control

Banco Santander and its subsidiaries consider investments classified as joint control when they have a shareholders' agreement which defines that strategic, financial and operational decisions require the unanimous consent of all investors.

Significant Influence

Affiliates are entities over which the Bank is able to exercise significant influence (significant influence is the power to participate in the financial and operational policy decisions of the investee) but does not control or have joint control.

a)Composition

			Participation %
	Activity	Country	06/30/2025	12/31/2024
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	15.56%	15.56%
Jointly Controlled by Santander Corretora de Seguros
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%
Jointly Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Provision of Services	Brazil	51.00%	51.00%
Car10 Tecnologia e Informação S.A. (Car10)	Technology	Brazil	66.77%	66.67%
Jointly Controlled Car10 Tecnologia e Informação S.A
Pag10 Fomento Mercantil Ltda	Technology	Brazil	100.00%	100.00%
Jointly Controlled by Tecnologia Bancária S.A.
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	Brazil	100.00%	100.00%

* Values expresses in thousands, unless otherwise indicated.

TecBan Serviços Integrados Ltda.	Other Activities	Brazil	100.00%	100.00%
Jointly Controlled by Tbnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	Brazil	100.00%	100.00%
Significant Influence of Banco Santander
Núclea S.A.	Other Activities	Brasil	17.53%	17.53%
Pluxee Beneficios Brasil S.A.	Benefits	Brazil	20.00%	20.00%
Santander Auto S.A	Other Activities	Brazil	50.00%	50.00%
Significant Influence of Santander Corretora de Seguros
Tecnologia Bancária S.A. - TECBAN	Other Activities	Brazil	18.98%	18.98%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	Other Activities	Brazil	20.00%	20.00%
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	Other Activities	Brazil	16.66%	16.66%
Webmotors S.A.	Other Activities	Brazil	30.00%	30.00%

	06/30/2025			12/31/2024
	Assets	Liabilities	Profit (Loss)	Assets	Liabilities	Profit (Loss)
Jointly Controlled by Banco Santander	13,777,482	13,709,545	67,937	14,064,119	13,920,211	212,081
Banco RCI Brasil S.A.	12,564,253	12,490,212	74,041	12,806,942	12,663,035	239,839
Estruturadora Brasileira de Projetos S.A. - EBP	3,840	3,818	22	1,784	1,783	1
Gestora de Inteligência de Crédito	1,209,389	1,215,515	(6,126)	1,255,393	1,255,393	(27,759)
Jointly Controlled by Santander Corretora de Seguros	3,034,862	3,027,354	7,508	3,003,077	3,034,120	(31,043)
Tecnologia Bancária S.A. - TECBAN (1)	2,774,659	2,750,539	24,120	2,752,924	2,755,450	(2,526)
Hyundai Corretora de Seguros	8,110	7,405	705	7,152	5,753	1,399
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	199,959	200,844	(885)	211,773	211,538	235
Biomas - Serviços Ambientais, Restauração e Carbono S.A. (1)	52,134	68,566	(16,432)	31,228	61,379	(30,151)
Significant Influence of Banco Santander	10,880,704	10,306,641	574,063	11,442,660	10,558,737	883,923
Núclea S.A.	2,329,370	2,066,043	263,327	2,779,787	2,212,634	567,153
Pluxee BenefÍcios Brasil S.A.	8,115,251	7,831,576	283,675	8,240,021	7,974,827	265,194
Santander Auto S.A.	436,083	409,022	27,061	422,852	371,276	51,576
Significant Influence of Santander Corretora de Seguros	685,521	605,720	79,801	634,889	510,446	124,443
Webmotors S.A.	685,521	605,720	79,801	634,889	510,446	124,443
Total	28,378,569	27,649,260	729,309	29,144,745	28,023,514	1,189,404
(1) Companies with a one-month time lag for the calculation of equity. To record the equity result, the position of 05/31/2025 was used on 06/30/2025.
(2) Although the stake is less than 20%, the Bank exercises joint control over the entity with the other majority shareholders, through a shareholders' agreement where no business decision can be taken by a single shareholder, that is, decisions require the unanimous consent of the parties sharing control."

	Investments		Results
			01/01 to	01/01 to
	06/30/2025	12/31/2024	06/30/2025	06/30/2024
Jointly Controlled by Banco Santander	622,237	644,426	43,942	35,983
Banco RCI Brasil S.A.	570,945	591,951	45,124	38,268
Estruturadora Brasileira de Projetos S.A. - EBP	423	387	37	(5)
Gestora de Inteligência de Crédito	50,869	52,088	(1,219)	(2,280)
Jointly Controlled by Santander Corretora de Seguros	2,659	2,307	352	358
Hyundai Corretora de Seguros	2,659	2,307	352	358
Significant Influence of Banco Santander	2,359,520	2,422,571	126,776	60,268
Núclea S.A.	308,897	306,521	56,510	48,247
Pluxee Benefícios Brasil S.A.	1,997,433	2,059,643	56,735	-
Santander Auto S.A.	53,190	56,407	13,531	12,021
Significant Influence of Santander Corretora de Seguros	569,710	570,872	30,353	30,935
Tecnologia Bancária S.A. - TECBAN	249,681	248,951	762	8,480
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	38,389	41,027	(2,639)	(1,388)
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	7,316	2,923	(3,107)	(2,791)

* Values expresses in thousands, unless otherwise indicated.

Webmotors S.A.	274,324	277,971	35,337	26,634
Total	3,554,126	3,640,176	201,423	127,544

The Bank does not have guarantees provided to companies with shared control and significant influence.

The Bank does not have contingent liabilities with a significant risk of possible loss related to investments in companies with shared control and significant influence.

b)Variation

Below are the variations in the balance of this item in the periods ended June 30, 2025 and 2024:

	01/01 to 06/30/2025		01/01 to 06/30/2024
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of exercise	975,731	2,664,444	878,944	730,836
Adjustment to market value	(40,324)	(60,747)	31,023	(108)
Write-off	—	—	190	—
Equity in earnings of subsidiaries	44,294	157,129	52,663	74,881
Dividends proposed / received	(7,114)	(196,162)	(27,694)	(188,099)
Jointly Controlled Capital Increase	(18,692)	35,567	5,000	2,044,000
Balance at end of period	953,895	2,600,231	940,126	2,661,510
Total Investments		3,554,126		3,601,636

c)Losses due to non-recovery

No impairment losses were recognized on investments in associates and joint ventures on June 30, 2025 and December 31, 2024.

d)Other information

Details of the principal jointly controlled company:

•Banco RCI Brasil S.A.: Company constituted as a joint stock company with headquarters in Paraná, its main objective is to carry out investment, leasing, credit, financing and investment operations, aiming to sustain the growth of the Renault and Nissan automotive brands in the Brazilian market, with operations aimed at, mainly, financing and leasing to the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Conglomerate, and its operations are conducted within the context of a group of institutions that operate in an integrated manner in the financial market. In accordance with the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controlling shareholders.

* Values expresses in thousands, unless otherwise indicated.
6.Permanent assets

The Bank's tangible assets refer to fixed assets for its own use. The Bank does not have tangible assets held as investment property or leased under operating leases. The Bank is also not a party to any financial lease agreement during the periods ending June 30, 2025 and 2024.

a)Composition

Details, by asset category, of tangible assets in the consolidated balance sheets are as follows:

	Land and buildings	Furniture and equipment for use and vehicles	Lease Fixed Assets	Facilities	Improvements to third party properties	Fixed Assets in Progress	Total
Balance as of December 31, 2024	1,515,947	2,124,656	1,059,363	371,584	844,995	105,355	6,021,900
Addition	723	231,845	185,964	11,360	44,459	31,493	505,844
Write-off	(5,984)	(48,454)	(100,131)	(9,590)	(71,650)	(529)	(236,338)
Depreciation of the period	(32,303)	(255,315)	(164,366)	(41,349)	(82,544)	(1,207)	(577,084)
Transfers	1,072	50,570	-	27,368	24,101	(105,712)	(2,601)
Balance as of June 30, 2025	1,479,455	2,103,302	980,830	359,373	759,361	29,400	5,711,721
Depreciation expenses were recorded under the heading “Depreciation and amortization” in the income statement.

For better presentation, the categories of the different asset classes have been relocated.

b)Losses due to non-recovery

In the period ended June 30, 2025, there was no impact from losses due to non-recovery (12/31/2024 – R$ 14,720)

c)Commitment to purchase tangible assets

As of June 30, 2025 and December 31, 2024, the Bank has no contractual commitments for the acquisition of tangible assets.

7.Intangible assets - Goodwill

The goodwill constitutes the excess between the acquisition cost and the Bank's share in the net fair value of the acquiree's assets, liabilities and contingent liabilities. When the excess is negative (discount), it is recognized immediately in profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized, but tested annually for impairment purposes or whenever there is evidence of impairment of the cash-generating unit to which it was allocated. Goodwill is recorded at its cost value less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying value of the goodwill related to the entity sold.

The recorded goodwill is subject to the recoverability test (note 1.c.3.1.v) and was allocated according to the operating segment (note 15).

During the period, no indications of impairment of goodwill were identified.

* Values expresses in thousands, unless otherwise indicated.

	06/30/2025	12/31/2024
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,566	27,217,566
Em Dia Serviços Especializados em Cobranças Ltda. (New name for Liderança Serviços Especializados em Cobranças LTDA.)	184,447	184,447
Toro Corretora de Títulos e Valores Mobiliários Ltda.	160,770	160,770
Olé Consignado (current corporate name of Banco Bonsucesso Consignado)	62,800	62,800
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	42,135
Return Capital Serviços de Recuperação de Créditos S.A. (current corporate name of Ipanema Empreendimentos e Participações S.A.)	21,304	21,304
Monetus Investimentos S.A.	39,919	39,919
Mobills Labs Soluções em Tecnologia Ltda.	39,589	39,589
Solution 4Fleet Consultoria Empresarial S.A.	32,590	32,590
Santander Brasil Tecnologia S.A.	16,381	16,381
Apê11 Tecnologia e Negócios Imobiliários S.A.	-	9,777
FIT Economia de Energia S.A.	3,992	3,992
América Gestão Serviços em Energia S.A	27,286	61,608
Total	27,848,779	27,892,878

		Commercial Bank
		12/31/2024
Key assumptions:
Basis for determining the recoverable amount	Value in use: cash flows
Period of the projections of cash flows (1)		5 years
Perpetual growth (1)		4.5%
Pre-tax discount rate (2)		20.8%
Discount rate (2)		13.6%

	Em Dia	Toro Corretora
		12/31/2024
Main premises:
Bases for determining recoverable value	Value in use: cash flows
Cash flow projection period (1)	5 years	5 years
Perpetual Growth Rate	3.6%	3.6%
Discount rate	13.6%	15.2%
(1) Cash flow projections are based on Management's internal budget and growth plans, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation rates.
(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

A quantitative goodwill recoverability test is performed annually.

For the goodwill recognized on the acquisition of Banco Real and Olé, as detailed in the tables above, an analysis is carried out at the end of each year as to whether there is any evidence of impairment. In the period ended June 30, 2025 and fiscal year 2024 there was no evidence of impairment. In the goodwill impairment test, discount rates and growth over perpetuity are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows.

In addition, in the period, impairment losses were recognized for the goodwill of Apê 11 Tecnologia e Negócios Imobiliários S.A of R$ 9,777.

* Values expresses in thousands, unless otherwise indicated.
8.Intangible assets - Other intangible assets

The movement of other intangible assets in the periods ended June 30, 2025 and 2024 was as follows:

	Movement of:
	12/31/2024 to 06/30/2025			12/31/2023 to 06/30/2024
	Information Technology Development	Other assets	Total	Information Technology Development	Other assets	Total
Opening Balance	4,828,519	105,400	4,933,919	4,203,147	319,798	4,522,945
Addition	804,157	79,486	883,643	717,175	2,798	719,973
Write-off	(22,707)	(25,595)	(48,302)	(2,748)	(1,127)	(3,875)
Transfers	6,066	7,502	13,568	(71,253)	15,510	(55,743)
Amortization	(703,381)	(44,188)	(747,569)	(512,261)	(11,054)	(523,315)
Impairment	-	(18,233)	(18,233)	-	-	-
Final balance	4,912,654	104,372	5,017,026	4,334,060	325,925	4,659,985
Estimated Useful Life	5 years	Until 5 years		5 years	Until 5 years

Amortization expenses were included in the item "Depreciation and amortization" in the income statement.

9.Financial liabilities

a)Classification by nature and category

The classification, by nature and category for evaluation purposes, of the Bank's financial liabilities other than those included in “Derivatives used as Hedge”, on June 30, 2025 and December 31, 2024:

			06/30/2025
	Financial Liabilities Measured at Fair Value Through Profit or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	164,909,000	164,909,000
Customer deposits	-	587,219,451	587,219,451
Marketable debt securities	3,862,172	142,009,793	145,871,965
Trading derivatives	37,824,903	-	37,824,903
Short positions	45,840,930	-	45,840,930
Debt Instruments Eligible to Compose Capital	-	24,327,655	24,327,655
Other financial liabilities	-	73,246,176	73,246,176
Total	87,528,005	991,712,075	1,079,240,080

			12/31/2024
	Financial Liabilities Measured at Fair Value Through Profit or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	158,565,482	158,565,482
Customer deposits	-	605,068,163	605,068,163
Marketable debt securities	4,045,496	135,632,632	139,678,128
Trading derivatives	39,280,448	-	39,280,448
Short positions	39,396,666	-	39,396,666
Debt Instruments Eligible to Compose Capital	-	23,137,784	23,137,784
Other financial liabilities	-	79,177,179	79,177,179
Total	82,722,610	1,001,581,240	1,084,303,850

* Values expresses in thousands, unless otherwise indicated.

b)Composition and details

b.1)Deposits from the Central Bank of Brazil and Deposits from credit institutions

	06/30/2025	12/31/2024
Demand deposits (1)	652,292	858,846
Time deposits (2)	124,077,519	126,587,555
Repurchase agreements	40,179,189	31,119,081
Of which:
Backed operations with Private Securities	44	—
Backed operations with Government Securities	40,179,145	31,119,081
Total	164,909,000	158,565,482
(1) Unpaid accounts.
(2) Includes operations with credit institutions resulting from export and import financing lines, onlendings from the country (BNDES and Finame) and abroad, and other credit lines abroad.

b.2)Customer deposits

	06/30/2025	12/31/2024
Demand deposits	102,512,058	98,666,550
Current accounts (1)	48,726,570	41,297,264
Savings accounts	53,785,488	57,369,286
Time deposits	366,319,923	425,286,952
Repurchase agreements	118,387,470	81,114,661
Of which:
Backed operations with Private Securities	10,441,135	13,688,402
Backed operations with Government Securities	107,946,335	67,426,259
Total	587,219,451	605,068,163
(1) Unpaid accounts.

b.3)Bonds and securities

	06/30/2025	12/31/2024
Real Estate Credit Notes - LCI (1)	44,304,437	45,798,532
Eurobonds	17,349,134	19,851,326
Treasury Bills (2)	31,839,114	24,515,804
Agribusiness Credit Notes - LCA	36,872,599	32,447,165
Guaranteed Real Estate Bill - LIG (3)	15,506,681	17,065,301
Total	145,871,965	139,678,128
(1) Real estate credit letters are fixed-income securities backed by real estate credits and guaranteed by a mortgage or fiduciary transfer of real estate. On June 30, 2025, they have a maturity date between 2025 and 2034 (12/31/2024 – with a maturity date between 2025 and 2034).

(2) The main characteristics of financial bills are a minimum term of two years, a minimum nominal value of R$50 and permission for early redemption of only 5% of the amount issued. On June 30, 2025, they have a maturity date between 2025 and 2034 (12/31/2024 - with a maturity date between 2025 and 2034).

(3) Secured Real Estate Bonds are fixed income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separate from the issuer's other assets. On June 30, 2025, they have a maturity date between 2025 and 2045 (12/31/2024 - with a maturity date between 2025 and 2035).

The changes in the balance of "Bonds and securities" in the period ended June 30, 2025 and 2024 were as follows:

* Values expresses in thousands, unless otherwise indicated.

	01/01 to	01/01 to
	06/30/2025	06/30/2024
Balance at beginning of the semester	139,678,128	130,383,015
Issues and Payments	315,566	(2,648,722)
Interest	6,471,879	1,864,486
Exchange differences and other	(593,608)	(189,641)
Balance at end of the semester	145,871,965	129,409,138

The composition of "Eurobonds and other securities" is as follows:

Issuance	Maturity Until	Interest Rate (p.a.)	2025	2024
2021	2031	Until 9% + CDI	2,668,210	4,195,534
2022	2035	Until 9% + CDI	1,428,854	1,459,607
2023	2031	Until 9% + CDI	2,512,600	3,102,939
2024 (1)	2035	Until 9% + CDI	4,434,868	11,093,246
2025	2035	Until 9% + CDI	6,304,602	-
Total			17,349,134	19,851,326
(1) Includes SOFR - Secured Overnight Finance Rate.

b.4)Equity Eligible Debt Instruments

The details of the balance of the item "Debt Instruments Eligible for Capital" referring to the issuance of capital instruments to compose level I and level II of reference equity, are as follows:

	Issuance	Maturity	Value in millions	Interest Rate (p.a.)	06/30/2025	12/31/2024
Financial Bills - Tier II (1)	Nov-21	Nov-31	R$5,300	CDI+2%	8,591,568	7,995,673
Financial Bills - Tier II (1)	Dec-21	Dec-31	R$200	CDI+2%	323,936	301,468
Financial Bills - Tier II (1)	Oct-23	Oct-33	R$6,000	CDI+1.6%	7,453,210	6,949,991
Financial Bills - Tier I (2)	Sep-24	No Maturity (Perpetual)	R$7,600	CDI+1.4%	7,958,941	7,890,652
Total					24,327,655	23,137,784
(1) Financial Letters issued from November 2021 to October 2023 have redemption and repurchase options.
(2) Financial Letters issued in September 2024 have redemption and repurchase options, and interest is paid semi-annually, starting on March 5, 2025.

The letters have the following common characteristics:

(a) The bills may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary of the date of issuance of the bills, at the Bank's sole discretion or due to changes in the tax legislation applicable to the bills; or at any time, due to the occurrence of certain regulatory events.

The changes in the balance of "Equity Eligible Debt Instruments" in the periods ended June 30, 2025 and 2024 were as follows:

	01/01 to	01/01 to
	06/30/2025	06/30/2024
Balance at beginning of the period	23,137.784	19,626.967
Interest payment Tier I (1)	540.016	296.648
Interest payment Tier II (1)	1,121.582	833.075
Foreign exchange variation	—	517.654
Interest Payment - Level I	(471.727)	107.564
Balance at end of the period	24,327.655	21,381.908
(1) The interest remuneration referring to the Debt Instrument Eligible for Tier I and II Capital was recorded as a contra entry to the result for the period as "Interest and Similar Expenses ".

* Values expresses in thousands, unless otherwise indicated.

10.Provision for judicial and administrative proceedings, commitments and other provisions

a)Composition

The composition of the balance of the item “Provisions” is as follows:

	06/30/2025	12/31/2024
Pension fund obligations and similar requirements (1)	1,311,124	1,364,437
Provisions for judicial and administrative proceedings, commitments and other provisions	10,641,606	9,612,493
Judicial and administrative proceedings under the responsibility of former controlling stockholders	496	496
Judicial and administrative proceedings	10,095,593	9,065,853
Of which:
Civil	3,639,797	3,330,621
Labor	3,412,461	2,946,482
Tax and Social Security	3,043,335	2,788,750
Provision for contingent liabilities (Note 3 b.2)	454,770	440,113
Other provisions	90,747	106,031
Total	11,952,730	10,976,930
(1) The amount includes the effects of the obligation created as a result of the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in item b.2.
b) Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are an integral part of legal and administrative proceedings of a tax, social security, labor and civil nature, arising in the normal course of their activities.

The provisions were constituted based on the nature, complexity and history of the actions and the loss assessment of the companies' actions based on the opinions of internal and external legal advisors. Banco Santander's policy is to fully provision the value at risk of shares whose assessment is probable loss.

Management understands that the provisions set up are sufficient to cover possible losses arising from legal and administrative proceedings as follows:

b.1)Judicial and Administrative Proceedings of a Tax and Social Security Nature

Main judicial and administrative proceedings with probable risk of loss

Banco Santander and its controlled companies are parties to legal and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal advisors, as risk of probable loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$ 1,203 million (12/31/2024 - R$1,167 million) Consolidated: in May 2003, the Brazilian Federal Revenue Service issued a tax assessment notice on Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another case at Banco Santander (Brasil) S.A. The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' resources and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrative process ended unfavorably for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. Said action had an unfounded sentence and ruling, which led to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of legal advisors, a provision was set up to cover the loss considered probable in the legal suit.

National Social Security Institute (INSS) - R$ 150 million in the Consolidated (12/31/2024 - R$ 142 million in the Consolidated): Banco Santander and the controlled companies discuss administratively and judicially the collection of the social security contribution and the education salary on various amounts that, according to the assessment of the legal advisors, do not have a salary nature.

* Values expresses in thousands, unless otherwise indicated.
Service Tax (ISS) - Financial Institutions - R$ 338 million in the Consolidated (12/31/2024 - R$ 366 million in the Consolidated): Banco Santander and its controlled companies discuss administratively and judicially the requirement, by several municipalities, for the payment of ISS on various revenues arising from operations that are not usually classify as provision of services. Furthermore, other actions involving ISS, classified as possible risk of loss, are described in note 10.b.4.

b.2)Judicial and Administrative Proceedings of a Labor Nature

These are actions filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights that they believe are due, in particular the payment of “overtime” and other labor rights, including processes related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed lawsuits. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

b.3)Judicial and Administrative Proceedings of a Civil Nature

These provisions generally arise from: (1) actions requesting a review of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) actions arising from financing contracts, (3) enforcement actions; and (4) actions for compensation for losses and damages. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed cases. Claims that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

The main processes classified as probable loss risk are described below:

Compensation Suits - Refer to compensation for material and/or moral damage, relating to the consumer relationship, mainly dealing with issues relating to credit cards, direct consumer credit, current accounts, billing and loans and other matters. In actions relating to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Economic Plans - They refer to judicial discussions, which plead alleged inflationary purges resulting from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflationary indices supposedly due to Savings Accounts, Judicial Deposits and Term Deposits (CDBs). The actions are provisioned based on the individual assessment of loss carried out by legal advisors.

Banco Santander is also a party to public civil actions on the same matter, filed by consumer protection entities, the Public Prosecutor's Office or Public Defenders' Offices. The constitution of a provision is only made for cases with probable risk, based on requests for individual executions. The issue is still under analysis by the STF. There is jurisprudence in the STF favorable to Banks in relation to an economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the STF's jurisprudence has not yet been consolidated on the constitutionality of the rules that modified Brazil's monetary standard. On April 14, 2010, the Superior Court of Justice (STJ) decided that the deadline for filing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Therefore, with this decision, most of the actions, as proposed after the 5-year period, will probably be judged unfounded, reducing the amounts involved. The STJ also decided that the deadline for individual savers to qualify for Public Civil Actions is also 5 years, counting from the final judgment of the respective sentence. Banco Santander believes in the success of the theses defended before these courts due to their content and foundation.

At the end of 2017, the Federal Attorney General's Office (AGU), Bacen, the Consumer Protection Institute (Idec), the Brazilian Savers Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over Economic Plans.

The discussions focused on defining the amount that would be paid to each author, according to the balance in the book on the date of the plan. The total value of payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the index change. The agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes dealing with the issue for the period of validity of the agreement, with the exception of cases in definitive compliance with a sentence.

* Values expresses in thousands, unless otherwise indicated.

On March 11, 2020, the agreement was extended by means of an addendum, with the inclusion of actions that only involve the discussion of the Collor I Plan. This extension has a term of 5 years and the approval of the terms of the addendum occurred on the 3rd June 2020.

In May 2025, there was a trial of the Claim of Non-Compliance with Fundamental Precept (ADPF) number 165 recognizing the constitutionality of the Bresser, Verão, Collor I and II plans and guaranteeing savers the receipt of the amounts established in the collective agreement and setting a period of 24 months for new savers to join.

Management considers that the provisions constituted are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

b.4)Contingent Tax and Social Security, Labor and Civil Liabilities Classified as Possible Loss Risk

These are judicial and administrative proceedings of a tax and social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and are therefore not provisioned.

Tax actions classified as possible loss totaled R$ 36,932 million in Consolidated (12/31/2024 - R$ 35,834 million in Consolidated), with the main processes being as follows:

PIS and COFINS - Legal actions brought by Banco Santander (Brasil) S.A. and other entities of the Group to rule out the application of Law No. 9.718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all entities' revenues, and not just revenues arising from the provision of services. In relation to the Banco Santander (Brasil) S.A. case, in 2015 the Federal Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Union in relation to PIS, and dismissed the extraordinary appeal filed by the Federal Public Ministry in relation to the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, through General Repercussion, Topic 372 and partially accepted the Federal Union's appeal, establishing the thesis that it applies PIS/COFINS on operating revenues arising from typical activities of financial institutions. With the publication of the ruling, the Bank presented a new appeal in relation to PIS, and is awaiting analysis. Based on the assessment of the legal advisors, the risk prognosis was classified as possible loss, with an outflow of appeal not being likely. As of June 30, 2025, the amount involved is R$ 2,287 million. For other legal actions, the respective PIS and COFINS obligations were established.

INSS on Profit Sharing or Results (PLR) - The Bank and its controlled companies have legal and administrative proceedings arising from questions from the tax authorities, regarding the collection of social security contributions on payments made as a share in profits and results. On June 30, 2025, the value was approximately R$ 10,252 million.

Service Tax (ISS) - Financial Institutions - Banco Santander and its controlled companies are administratively and judicially discussing the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as provision of services. On June 30, 2025, the value was approximately R$ 3,752 million.

Unapproved Compensation - The Bank and its affiliates discuss administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits resulting from overpayment or undue payment. On June 30, 2025, the value was approximately R$ 6,743 million.

Losses in Credit Operations - the Bank and its controlled companies contested the tax assessments issued by the Brazilian Federal Revenue alleging the undue deduction of losses in credit operations from the IRPJ and CSLL calculation bases as they allegedly did not meet the requirements of applicable laws. On June 30, 2025, the value was approximately R$ 1,125 million.

Use of CSLL Tax Loss and Negative Base – Assessment notices drawn up by the Brazilian Federal Revenue Service in 2009 and 2019 for alleged undue compensation of tax losses and negative CSLL basis, as a consequence of tax assessments issued in previous periods. Judgment at the administrative level is awaited. On June 30, 2025, the value was approximately R$ 2,618 million.

Amortization of Banco Sudameris Goodwill - The tax authorities issued tax assessment notices to demand payment of IRPJ and CSLL, including late payment charges, related to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, for the base period from 2007 to 2012. Banco Santander filed its respective administrative defenses. The first period assessed is awaiting analysis of an appeal at CARF. Regarding the period from 2009 to 2012, a lawsuit was filed to discuss the IRPJ portion, due to the unfavorable conclusion in the administrative proceeding. For the CSLL portion of this same period, we request the withdrawal of the Special Appeal filed, aiming to take advantage of the benefits established by Law No. 14,689/2023 (quality vote). Legal action was also taken for the remaining portion.. On June 30, 2025, the amount was approximately R$ 811 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor to ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal

* Values expresses in thousands, unless otherwise indicated.
year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of shares in Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was administratively challenged with. based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The Administrative process ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. legal action awaits judgment. Banco Santander is responsible for any adverse result in this process as former controller of Zurich Santander Brasil Seguros e Previdência S.A. On June 30, 2025, the amount was approximately R$ 587 million.

IRRF – Foreign Remittance – The Company filed a lawsuit seeking to eliminate the Withholding Income Tax – IRRF, on payments derived from the provision of technology services by companies based abroad, due to the existence of International Treaties signed between Brazil and Chile; Brazil-Mexico and Brazil-Spain, thus avoiding double taxation. A favorable sentence was given and there was an appeal by the National Treasury, to the Federal Regional Court of the 3rd Region, where it awaits judgment. On June 30, 2025, the value was approximately R$ 1,304 million.

Labor claims classified as possible loss totaled R$ 668 million in Consolidated, including the process below:

Adjustment of Banesprev Retirement Supplements by IGPDI – Collective action filed by AFABESP requesting the change of the adjustment index of the social security benefit for retirees and former employees of Banespa, hired before 1975. Initially the action was judged unfavorably to Banco Santander, which appealed this initial decision and on August 23, 2024, was judged in favor of Banco Santander. Following this new decision, on August 30, 2024, AFABESP filed Motions for Clarification which are pending judgment.

Liabilities related to civil actions with possible risk of loss totaled R$ 3,140 million, with the main processes being:

Compensation Action Regarding Custody Services Provided by Banco Santander. The case is in the expert phase and has not yet been sentenced.

11.Stockholders’ equity

a)Capital Stock

In accordance with the Bylaws, Banco Santander's Capital Stock may be increased up to the limit of the authorized capital, regardless of statutory reform, upon deliberation by the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase exceeding this limit will require shareholder approval.

At the Ordinary General Meeting held on April 26, 2024, the increase in share capital in the amount of R$10,000,000,000.00 (ten billion reais) was approved, without the issuance of new shares, through the capitalization of part of the balance of the statutory profit reserve.

The Capital Stock, fully subscribed and paid in, is divided into registered-registered shares, with no par value.

						In Thousands of Shares
			06/30/2025			12/31/2024
	Ordinary	Preferred	Total	Ordinary	Preferred	Total
Country Residents	130,550	156,383	286,933	138,618	164,502	303,120
Residents Abroad	3,688,145	3,523,453	7,211,598	3,680,077	3,515,334	7,195,411
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(13,780)	(13,780)	(27,560)	(19,452)	(19,452)	(38,904)
Total in Circulation	3,804,915	3,666,056	7,470,971	3,799,243	3,660,384	7,459,627

b)Dividends and Interest on Equity

Statutorily, shareholders are guaranteed minimum dividends of 25% of the Net Profit for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

Dividends were calculated and paid in accordance with the Brazilian Corporation Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on profits earned, based on: (i) balance sheets or Profits Reserve existing in the last balance sheet or (ii) balance sheets issued in periods of less than

* Values expresses in thousands, unless otherwise indicated.
six months, provided that the total dividends paid in each semester of the fiscal year do not exceed the value of the Capital Reserves. These dividends are fully allocated to the mandatory dividend.

Below, we present the distribution of Dividends and Interest on Equity made on June 30, 2025 and December 31, 2024.

							06/30/2025
	In Thousands	Reais per Thousands of Shares/Units
	of Reais	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(3)	1,500,000	191.68	210.84	402.52	162.92	179.22	342.14
Interest on Equity (2)(3)	1,500,000	191.39	210.53	401.92	162.68	178.95	341.63
Total	3,000,000
(1) Deliberated by the Board of Directors on January 10, 2025, paid on February 12, 2025, without any remuneration as monetary adjustment.
(2) Deliberated by the Board of Directors on April 10, 2025, paid on May 08, 2025, without any remuneration as monetary adjustment.
(3) They were fully attributed to the mandatory minimum dividends distributed by the Bank for the financial year 2025.

							12/31/2024
	In Thousands	Reais per Thousands of Shares/Units
	of Brazilian Real	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(5)	1,500,000	191.84	221.02	412.86	163.06	179.37	342.43
Interest on Equity (2)(5)	1,500,000	191.62	210.78	402.40	162.88	179.16	342.04
Interest on Equity (3)(5)	1,500,000	191.67	210.83	402.50	162.92	179.21	342.13
Interest on Equity (4)(5)	1,300,000	166.10	182.71	348.81	141.18	155.30	296.48
Dividends (4)(5)	200,000	25.55	28.11	53.66	25.55	28.11	53.66
Total	6,000,000
(1) Deliberated by the Board of Directors on January 11, 2024, paid on February 8, 2024, without any remuneration as monetary adjustment.
(2) Deliberated by the Board of Directors on April 10, 2024, paid on May 15, 2024, without any remuneration as monetary adjustment.
(3) Deliberated by the Board of Directors on July 10, 2024, paid on August 9, 2024, without any remuneration as monetary adjustment.
(4) Deliberated by the Board of Directors on October 10, 2024, paid on November 8, 2024, without any remuneration as monetary adjustment.
(5) They were fully attributed to the mandatory minimum dividends distributed by the Bank for the financial year 2024.
c)Profit Reserves

The Net Profit calculated, after deductions and legal provisions, will be allocated as follows:

Legal Reserve

In accordance with Brazilian corporate legislation, 5% for the constitution of the Legal Reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the Capital Stock and can only be used to offset losses or increase capital.

Capital Reserves

The Bank's Capital Reserves are made up of: Goodwill reserve for subscription of shares and other Capital Reserves, and can only be used to absorb losses that exceed Accrued Profits and Profits Reserve; redemption, reimbursement or acquisition of shares issued by us; incorporation into Capital Stock; or payment of dividends to preferred shares in certain circumstances.

Reserve for Dividend Equalization

After the allocation of dividends, the balance, if any, may, upon proposal from the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for dividend equalization, which will be limited to 50% of the value of the Capital Stock. This reserve is intended to guarantee resources for the payment of dividends, including in the form of Interest on Equity, or its anticipations, aiming to maintain the flow of Compensation to shareholders.

d)Treasury Shares

* Values expresses in thousands, unless otherwise indicated.
At a meeting held on January 24, 2024, the Board of Directors approved, in continuation of the buyback program that expired on the same date, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in treasury or subsequent sale.

The Buyback Program covers the acquisition of up to 36,205,005 Units, representing 36,205,005 common shares and 36,205,005 preferred shares, which corresponded, on December 31, 2024, to approximately 1% of the Bank's share capital. On June 30, 2025, Banco Santander had 360,321,205 common shares and 388,125,615 preferred shares outstanding.

The purpose of the buyback is to (1) maximize value generation for shareholders through efficient management of the capital structure; and (2) enable the payment of directors, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 6, 2024, ending on August 6, 2025.

			Bank/Consolidated
			In Thousands of Shares
		06/30/2025	12/31/2024
		Quantity	Quantity
		Units	Units
Treasury Shares at the Beginning of the Period		19,451	27,193
Share Acquisitions		-	2,770
Disposals - Share-Based Compensation		(5,671)	(10,511)
Treasury Shares at End of the Period		13,780	19,452
Sub-Total of Treasury Shares in Thousands of Reais	R$	721,051	882,936
Issuance Costs in Thousands of Reais	R$	1,771	1,771
Balance of Treasury Shares in Thousands of Reais	R$	722,822	884,707

Cost/Share Price		Units	Units
Minimum Cost (*)	R$	7.55	7.55
Weighted Average Cost (*)	R$	27.33	27.46
Maximum Cost (*)	R$	49.55	49.55
Share Price	R$	26.72	24.93
(*) Considering since the beginning of operations on the stock exchange.

12.Income Tax

Total income taxes for the six-month period are reconciled with accounting profit as follows:

	01/01 to	01/01 to
	06/30/2025	06/30/2024
Operating Income before Tax	6,604,796	9,688,391
Tax (25% of Income Tax and 20% of Social Contribution)	(2,972,158)	(4,359,776)
PIS and COFINS (net of income tax and social contribution) (1)	(2,438,035)	(1,719,612)
Non - Taxable/Indeductible :
Companies accounted by the equity method	90,640	57,395
Net Indeductible Expenses of Non-Taxable Income (2)	911,058	539,107
Adjustments:
IR/CS Constitution on temporary differences	73,964	(70,791)
Interest on equity	1,350,000	1,424,139
CSLL Tax rate differential effect (3)	456,634	417,601
Others Adjustments	1,062,617	717,902
Income tax and Social contribution	(1,465,280)	(2,994,035)
Of which:
Current taxes	(4,460,617)	(4,567,645)
Deferred taxes	2,995,337	1,573,610
Taxes paid in the period	(3,845,626)	(3,142,902)
(1) PIS and COFINS are considered as components of the profit base (net base of certain income and expenses); therefore, and in accordance with IAS 12, they are accounted for as income taxes.
(2) Mainly includes the tax effect on revenues from updates of judicial deposits and other revenues and expenses that do not qualify as temporary differences.

* Values expresses in thousands, unless otherwise indicated.
(3) Effect of the rate differential for other non-financial and financial companies, whose social contribution rates are 9% and 15%.

* Values expresses in thousands, unless otherwise indicated.
13.Detailing of income accounts

a)Personnel expenses

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Salary	1,827,363	1,800,057	3,697,901	3,590,343
Social security costs	420,656	428,980	856,022	859,549
Benefits	451,145	443,297	885,037	862,802
Defined benefit pension plans	1,128	1,401	2,487	2,968
Contributions to defined contribution pension funds	42,305	36,767	155,200	133,177
Share-based payment costs (1)	55,296	11,439	83,158	72,519
Training	11,482	12,519	32,522	31,020
Other personnel expenses	126,419	126,356	235,822	235,253
Total	2,935,794	2,860,816	5,948,149	5,787,631
(1) In 2024, it refers to the provision for the bonus referenced in shares.

b)Other Administrative Expenses

	04/01 to	04/01 to	01/01 to	01/01 to
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Property, fixtures and supplies	235,517	220,262	412,107	444,049
Technology and systems	644,833	647,088	1,371,138	1,220,755
Advertising	114,202	121,208	233,459	242,047
Communications	67,320	92,821	143,886	183,388
Subsistence allowance and travel expenses	49,735	50,841	104,186	95,290
Taxes other than income tax	39,358	39,864	75,895	65,659
Surveillance and cash courier services	100,754	119,882	206,726	244,187
Insurance premiums	7,474	5,878	13,539	11,806
Specialized and technical services	685,117	532,156	1,210,377	1,037,187
Other administrative expenses	353,334	327,015	759,081	667,970
Total	2,297,644	2,157,015	4,530,394	4,212,338

* Values expresses in thousands, unless otherwise indicated.
14.Employee Benefit Plan
a)Share-Based Compensation
Banco Santander has long-term compensation programs linked to the market price performance of its shares. The members of Banco Santander's Executive Board are eligible for these plans, in addition to participants who have been determined by the Board of Directors, whose selection takes into account seniority in the group. Members of the Board of Directors only participate in these plans when they hold positions on the Executive Board.

Program	Type of Liquidation	Vesting Period	Exercise / Liquidation Period		01/01 to			01/01 to
					06/30/2025			06/30/2024
		01/2021 to 10/2024	2024	R$	-	(1) (2)	R$	17,070,000	(1) (2)
		01/2023 to 12/2027	2025 and 2026	R$	1,375,000	(1)	R$	750,000	(1)
		01/2024 to 12/2027	2025 and 2028	R$	350,000	(1)		500,000	(1)
		01/2025 to 12/2028	2026 and 2029	R$	2,500,000	(1)		-	(1)
Local	Santander Brazil Bank Shares	01/2021 to 12/2024	2024		-	(3)		117,601	Ações Globais (7)
		01/2022 to 12/2025	2025		42,940	(4)		350,839	Opções sobre ações Globais (7)
		01/2023 to 12/2026	2026		38,267	(5)
		2023		EUR 3.67	-	Global Actions (6)			Global Actions (6)
		2023, with a limit for exercising options until 2030			420,394	Global Stock Options (6)		420,394	Global Stock Options (6)
		02/2024		EUR 2,685	-	Global Actions (7)		117,601	Global Actions (7)
		02/2024, with a limit for exercising options until 02/2029			105,534	Global Stock Options (7)		350,839	Global Stock Options (7)
		2025		EUR 3,104	95,786	Global Actions (7)		95,786	Global Actions (7)
		2025, with a limit for exercising options until 2030			61,304	Global Stock Options (7)		367,827	Global Stock Options (7)
Global	Santander Spain Shares and Options	2026		EUR 3,088	175,476	Global Actions (7)		199,680	Global Actions (7)
		2026, with a limit for exercising options until 2033			472,469	Global Stock Options (7)		537,637	Global Stock Options (7)
		2027		EUR 63,95	8,528	Global Actions (7)		8,528	Global Actions (7)
		2027, with a limit for exercising options until 2032			80,476	Global Stock Options (7)		80,476	Global Stock Options (7)
		2028		EUR 71,42	1,866	Global Actions (7)		2,411	Global Actions (7)
		2028, with a limit for exercising options until 2033			9,007	Global Stock Options (7)		9,888	Global Stock Options (7)
		2029		EUR 54,14	5,340	Global Actions (7)		-	Global Actions (7)
		12/2024, with payment in 2025		R$ 27.33	-	SANB11 (8)		50,419	SANB11 (8)
		12/2025, with payment in 2026		R$ 28.92	52,037	SANB11 (9)		70,346	SANB11 (9)
Balance of Plans on June 30, 2025				R$	4,225,000	(1) (2)	R$	18,320,000	(1) (2)
					133,244	SANB11 (3) (4) (5) (8) (9)		488,503	SANB11 (3) (4) (5) (8) (9)
					286,996	Global Actions (6) (7)		424,006	Global Actions (6) (7)
					1,149,184	Global Stock Options (6) (7)		1,767,061	Global Stock Options (6) (7)
(1) Plan target in Reais, paid in SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the price of the last 50 trading sessions of the month immediately prior to payment.
(2) Long-Term Incentive Plans finalized, with the delivery of 514,223 gross shares throughout 2024 in accordance with the conditions established in the plan contract, and a reduction of R$2,320,000 due to non-compliance with indicators.
(3) Delivery of 193,966 gross shares between Feb and Dec/2024, in accordance with the conditions established in the plan contract. And cancellation of 23,326 shares due to loss of rights.
(4) Delivery of 57,420 gross shares between Feb and Jun/2025, as per conditions established in the plan contract.
(5) Cancellation of 11,820 shares due to loss of rights.
(6) Plan completed with 100% achievement. A portion equivalent to 80,412 global shares was paid in cash in Mar/2024 (after the lockup) and 78,841 shares were canceled. The options may be exercised until the end of the exercise period in 2030, and at that time we had the cancellation of 412,175 options.
(7) Plan target in shares and options on Global shares, to be paid in cash at the end of the vesting period, depending on the achievement of the plan's performance indicators.

* Values expresses in thousands, unless otherwise indicated.

(8) Plan finalized with final achievement of 75%. Delivery of 31,844 gross shares in May/2025, according to the criteria established in the plan contract. And write-off of 18,575 shares due to loss of rights.
(9) Cancellation of 18,209 shares due to loss of rights.

Global ILP (Long-Term Incentive) Plans

We currently have 4 global plans launched in 2019, 2020, 2021, 2022, 2023 e 2024. Eligible executives have target incentives in global shares and options, with payment after a minimum deferral period of three years and settlement of the sale value of the assets in reais.

Pricing Model

The pricing model is based on the Local Volatility model or Dupire model, which allows simultaneous calibration of all quoted European options. In addition to this model, there is an extension to deal with uncertainty in dividends, where part of the dividend value is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and the risk-free interest rate.

The options expire according to each plan until 02/2033 and the exercise price, in all cycles and if the objectives established in the regulations are achieved, will be the market price on the exercise date.

Local ILP Plans (Long-Term Incentive)

Long-term incentive plans may be granted according to the strategy of new companies in the group or specific businesses.

Each plan will have a specific contract and its calculation and payment must be approved by the established governance, observing local and global regulatory resolutions.

The reference value of each participant will be converted into SANB11 shares, normally at the price of the last 50 trading sessions of the month immediately preceding the payment of the plan.
At the end of the vesting period, payment of either the resulting shares in the case of local plans or the value equivalent to the shares/options of global plans are made with a 1-year restriction, and this payment is still subject to the application of the Malus/Clawback clauses. , which may reduce or cancel the shares to be delivered in cases of non-compliance with internal regulations and exposure to excessive risks and in cases of material failure to comply with financial reporting requirements, in accordance with Section 10D, of the Exchange Act (SEC) , applicable to companies with shares listed on the NYSE.

Impact on the Result
The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

		Consolidated
		01/01 to 06/30/2025	01/01 to 06/30/2024
Program	Type of Liquidation
Local	Santander Shares (Brazil)	3,477	4,361
Global	Global Stocks and Options	3,169	3,076

* Values expresses in thousands, unless otherwise indicated.

b)Variable Remuneration Referenced to Shares

The long-term incentive plan (deferral) determines the requirements for payment of future deferred installments of variable remuneration, considering sustainable long-term financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

Program	Participant	Liquidity Type	01/01 to 06/30/2025	01/01 to 06/30/2024
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	134,521	87,418
Unidentified Collective	Other employees with variable remuneration above a minimum expected value	50% in cash indexed to 100% of the CDI and 50% instruments	102,797	110,091

* Values expresses in thousands, unless otherwise indicated.
15.Operating segments

According to IFRS 8, an operating segment is a component of an entity:
(a)That operates in activities from which it may obtain income and incur expenses (including income and expenses related to operations with other components of the same entity);
(b)Whose operating results are regularly reviewed by the entity's main person responsible for operational decisions related to the allocation of resources to the segment and the evaluation of its performance; It is
(c)For which distinct financial information is available.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Bank
• Global Wholesale Bank

The Bank has two segments, the commercial segment that includes individuals and legal entities (except for global corporate clients, which are treated in the Global Wholesale Banking segment) and the Global Wholesale Banking segment, which includes Investment Banking and Markets, including treasury and equity trading departments.

The Bank operates in Brazil and abroad, through the Cayman and Luxembourg branches, with Brazilian clients and, therefore, does not have geographic segmentation.

The Income Statements and other significant data are as follows:

			01/01 to			01/01 to
			06/30/2025			06/30/2024
(Condensed) Income Statement	Commercial bank	Global Wholesale Bank	Total	Commercial bank	Global Wholesale Bank	Total
NET INCOME WITH INTEREST	27,164,420	2,596,167	29,760,587	24,668,539	2,586,081	27,254,620
Income from equity instruments	4,734	41,654	46,388	10,968	27,246	38,214
Equity equivalence result	169,646	31,777	201,423	106,717	20,827	127,544
Net revenue from fees and commissions	7,404,938	1,000,977	8,405,915	7,165,643	1,083,389	8,249,032
Gains/(losses) on financial assets and liabilities and exchange rate variations (1)	(1,707,218)	1,757,800	50,582	9,621	637,102	646,723
Other operating income (expenses)	(255,213)	(53,446)	(308,659)	(225,432)	(67,885)	(293,317)
TOTAL REVENUES	32,781,307	5,374,929	38,156,236	31,736,056	4,286,760	36,022,816
Personnel expenses	(5,389,266)	(558,883)	(5,948,149)	(5,284,269)	(503,362)	(5,787,631)
Other administrative expenses	(4,015,445)	(514,942)	(4,530,387)	(3,755,166)	(457,172)	(4,212,338)
Depreciation and amortization	(1,248,698)	(75,955)	(1,324,653)	(1,286,496)	(64,008)	(1,350,504)
Provisions (net)	(2,335,371)	53,490	(2,281,881)	(2,416,695)	(7,326)	(2,424,021)
Losses on financial assets (net)	(17,139,144)	(249,014)	(17,388,158)	(14,303,223)	(7,772)	(14,310,995)
Losses on other assets (net)	(177,958)	(4)	(177,962)	(74,480)	-	(74,480)
Other financial gains/(losses)	99,750	-	99,750	1,825,544	-	1,825,544
OPERATING RESULT BEFORE TAXATION (1)	2,575,175	4,029,621	6,604,796	6,441,271	3,247,120	9,688,391
Currency Hedge (1)	—	—	—	353	—	353
ADJUSTED OPERATING RESULT BEFORE TAXATION (1)	2,575,175	4,029,621	6,604,796	6,441,624	3,247,120	9,688,744
(1) Includes, at Banco Comercial, the exchange rate hedge of the dollar investment (a strategy to mitigate the tax and exchange rate variation effects of offshore investments on net income), the result of which is recorded in “Gains (losses) on financial assets and liabilities” and fully offset in the Taxes line.

	06/30/2025			12/31/2024
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,154,842,856	85,490,711	1,240,333,567	1,143,663,122	95,133,688	1,238,796,810
Loans and advances to customers	461,698,143	73,703,414	535,401,557	484,849,401	81,240,513	566,089,914
Customer deposits	453,620,009	133,599,442	587,219,451	446,780,888	158,287,275	605,068,163

* Values expresses in thousands, unless otherwise indicated.
16.Related party transactions

The Bank's related parties include, in addition to its controlled, affiliated and jointly controlled companies, the key personnel of the Bank's Management and entities over which such key personnel may exercise significant influence or control.

Santander has a Related Party Transactions Policy approved by the Board of Directors, which aims to ensure that all transactions specified in the policy are carried out with the interests of Banco Santander and its shareholders in mind. The policy defines powers for approval of certain transactions by the Board of Directors. The established rules are also applied to all employees and administrators of Banco Santander and its subsidiaries.

Operations and remuneration for services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater than normal collection risks or present other disadvantages.

a)Compensation

For the period from January to December 2025, the amount proposed by management as global compensation for administrators (Board of Directors and Executive Board) is up to R$600,000,000 (six hundred million reais), covering fixed, variable and share-based compensation. The proposal was the subject of deliberation at the Annual General Meeting (AGM) held on April 25, 2025

i)Short and long-term benefits

The Bank, like Banco Santander Spain and other subsidiaries within the Santander Group, has long-term remuneration programs linked to the market price performance of its shares, based on the achievement of targets.

The following table shows the Salaries and Fees of the Board of Directors and Executive Board:

	01/01 to	01/01 to
	06/30/2025	06/30/2024
Fixed Compensation	71,103	67,706
Variable Compensation - in cash	72,294	56,230
Variable Compensation - in shares	62,940	44,560
Others	55,973	52,190
Total Short-Term Benefits	262,310	220,686
Variable Compensation - in cash	103,952	65,733
Variable Compensation - in shares	92,048	65,600
Total Long-Term Benefits	196,000	131,333
Total	458,310	352,019

Additionally, in the period ended June 30, 2025, charges were collected on management remuneration in the amount of R$ 22,377 (06/30/2024 - R$ 24,033).

ii)Agreement termination

The termination of the employment relationship with administrators, in the event of non-compliance with obligations or by the contractor's own will, does not entitle them to any financial compensation and their benefits may be discontinued.

b)Credit Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution No. 4,693/18, article 34 of the “Corporations Law” and Santander's Policy for Transactions with Related Parties, published on the Investor Relations website, that is, carried out at values, terms and average rates usual in the market, in force on the respective dates, and under commutativity conditions, with the following being considered related parties:

(1) its controllers, natural or legal persons, under the terms of art. 116 of the Corporations Law;
(2) its directors and members of statutory or contractual bodies;
(3) in relation to the persons mentioned in items (i) and (ii), their spouse, partner and relatives, by blood or marriage, up to the second degree;
(4) natural persons with qualified equity interest in its capital;
(5) legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified equity interest;

* Values expresses in thousands, unless otherwise indicated.
(6) legal entities in which a Santander Financial Institution has effective operational control or preponderance in deliberations, regardless of the equity interest; and
(7) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

c) Shareholding

The following table shows the direct shareholding (common and preferred shares) on June 30, 2025 and December 31, 2024:

						Shares in Thousands
						06/30/2025
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,755	42.3%
Banco Santander, S.A. (1)	2,696	0.1%	-	0%	2,696	0%
Directors (*)	4,086	0.1%	4,086	0.1%	8,173	0.1%
Others	360,657	9.4%	388,462	10.6%	749,119	10.0%
Total in Circulation	3,804,913	99.6%	3,666,055	99.6%	7,470,970	99.6%
Treasury Shares	13,781	0.4%	13,781	0.4%	27,562	0.4%
Total	3,818,694	100.0%	3,679,836	100.0%	7,498,532	100.0%
Free Float (2)	360,657	9.4%	388,462	10.6%	749,119	10.0%

						Shares in Thousands
						12/31/2024
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	2,828	0.1%	2,828	0.1%	5,656	0.1%
Others	356,245	9.3%	384,050	10.4%	740,295	9.9%
Total in Circulation	3,799,243	99.5%	3,660,385	99.5%	7,459,628	99.5%
Treasury Shares	19,452	0.5%	19,452	0.5%	38,904	0.5%
Total	3,818,695	100.0%	3,679,837	100.0%	7,498,532	100.0%
"Free Float" (2)	356,245	9.3%	384,050	10.4%	740,295	9.9%
(1)Companies of the Santander Spain Group.
(2)Composed of Employees and Others.
(*) None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

* Values expresses in thousands, unless otherwise indicated.
d)Transactions with related parties

The following table presents the transactions that occurred between the companies in the group:

	Parent (1)		Joint-controlled companies and Other Related Party (2)		Key Management Personnel (3)		Total
	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Assets	15,236,068	18,182,830	27,277,350	28,222,527	116,856	58,891	42,630,274	46,464,248
Derivatives Measured At Fair Value Through Profit Or Loss, Net	2,144,715	(333,181)	-	-	-	-	2,144,715	(333,181)
Debt Instruments	-	-	100,505	67,071	-	-	100,505	67,071
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	12,912,804	18,514,514	340,182	385,458	-	-	13,252,986	18,899,972
Loans and other values with customers	-	-	26,640,559	27,571,123	92,623	36,420	26,733,182	27,607,543
Other Assets	178,549	1,497	196,104	198,875	-	-	374,653	200,372
Warranties and Limits	-	-	-	-	24,233	22,471	24,233	22,471
Liabilities	(2,850,700)	(304,650)	(10,433,147)	(10,423,148)	(724,593)	(618,068)	(14,008,440)	(11,345,866)
Deposits from credit institutions	(11,191)	(11,181)	(739,032)	(596,956)	-	-	(750,223)	(608,137)
Securities	-	-	(178,160)	(519,000)	-	(39,904)	(178,160)	(558,904)
Customer deposits	(2,669,484)	-	(2,047,513)	(1,946,618)	(50,284)	(29,246)	(4,767,281)	(1,975,864)
Other Liabilities - Dividends and Interest on Capital Payable	-	-	(7,262,974)	(7,268,606)	-	-	(7,262,974)	(7,268,606)
Other Liabilities	(170,025)	(293,469)	(205,468)	(91,968)	(674,309)	(548,918)	(1,049,802)	(934,355)

	01/01 to 06/30/2025	01/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 06/30/2024	01/01 to 06/30/2025	01/01 to 12/31/2024
Income	3,258,290	(349,773)	199,313	1,216,183	266,780	8,216	3,724,383	874,626
Interest and similar income - Loans and amounts due from credit institutions	105,113	164,572	1,763	31,001	3,381	2,049	110,257	197,622
Warranties and Limits	-	-	-	-	12	11,602	12	11,602
Interest expense and similar charges	(30,113)	-	(138,798)	(51,163)	263,188	(3,201)	94,277	(54,364)
Fee and commission income (expense)	(441)	-	612,254	2,368,591	198	(2,279)	612,011	2,366,312
Gains (losses) on financial assets and liabilities and exchange differences (net)	3,333,457	(78,457)	23,378	(831,869)	-	45	3,356,835	(910,281)
Other operating income (expenses)	-	-	87,730	-	-	-	87,730	-
Administrative expenses and amortization	(149,726)	(139,239)	(387,014)	(295,027)	-	-	(536,740)	(434,266)
Debt Instruments Eligible for Capital	—	(296,649)	—	—	—	—	—	(296,649)
Other administrative expenses - Expenses with Donations	—	—	—	(5,350)	—	—	—	(5,350)
(1) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1), through the subsidiaries GES and Sterrebeeck B.V.
(2) Companies listed in note 5.
(3) Refers to the registration in clearing accounts of Guarantees and Limits for credit operations with Key Management Personnel.

* Values expresses in thousands, unless otherwise indicated.
17.Value of financial assets and liabilities

According to IFRS 13, the measurement of fair value using a fair value hierarchy that reflects the model used in the measurement process must be in accordance with the following hierarchical levels:

Level 1: determined based on public price quotations (unadjusted) in active markets for identical assets and liabilities, including public debt securities, shares, listed derivatives.

Level 2: derived from data other than quoted prices included in Level 1 that are observable for the asset or liability, directly (as prices) or indirectly (derived from prices).

Level 3: are derived from valuation techniques that include data for assets or liabilities that are not based on observable market variables (unobservable data).

Financial Assets and Liabilities measured at fair value in profit or loss or through Other Comprehensive Income

Level 1: highly liquid bonds and securities with observable prices in an active market are classified at level 1. Most Brazilian Government Securities were classified at this level (mainly LTN, LFT, NTN-B and NTN-F), shares on the stock exchange and other securities traded on the active market.

Level 2: when price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, mainly interest rates. These bonds and securities are classified at level 2 of the fair value hierarchy and are mainly composed of Public Securities (repo, LCI Cancellable and NTN) in a less liquid market than those classified at that level.

Level 3: when there is information that is not based on observable market data, Banco Santander uses models developed internally, aiming to adequately measure the fair value of these instruments. At level 3, instruments with low liquidity are classified mainly.

Derivatives

Level 1: derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: for Derivatives traded over the counter, for the evaluation of financial instruments (basically swaps and options), observable market data is normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity.

When pricing the financial instruments mentioned, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values using curves market).

Level 3: derivatives that are not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed of exotic Derivatives.

The following table shows a summary of the fair values of financial assets and liabilities in the period ended June 30, 2025 and December 31, 2024, classified based on the various measurement methods adopted by the Bank to determine their fair value.

				06/30/2025
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	75,962,615	161,922,047	2,144,335	240,028,997
Debt instruments	74,505,447	12,279,114	980,739	87,765,300
Equity instruments	1,457,168	509,607	419,674	2,386,449
Derivatives	-	43,774,180	303,364	44,077,544
Loans and advance to customers	-	2,055,674	440,558	2,496,232
Balances with The Brazilian Central Bank	-	103,303,472	-	103,303,472
Financial Assets Measured At Fair Value Through Other Comprehensive Income	68,914,367	-	3,170,106	72,084,473
Debt instruments	68,914,347	-	3,077,847	71,992,194
Equity instruments	20	-	92,259	92,279
Derivatives Used as Hedge Accounting (Asset)	-	2,939	-	2,939

* Values expresses in thousands, unless otherwise indicated.

Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	87,404,629	123,376	87,528,005
Trading derivatives	-	37,701,527	123,376	37,824,903
Short positions	—	45,840,930	—	45,840,930
Debt liabilities	—	3,862,172	—	3,862,172
Derivatives Used as Hedge Accounting (Liability)	—	63,808	—	63,808

				12/31/2024
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	90,905,041	132,973,627	7,123,218	231,001,886
Debt instruments	88,260,075	15,624,289	3,700,691	107,585,055
Equity instruments	2,644,966	296,834	27,023	2,968,823
Derivatives	-	39,468,524	707,294	40,175,818
Loans and advance to customers	-	2,223,593	2,688,210	4,911,803
Balances with The Brazilian Central Bank	-	75,360,387	-	75,360,387
Financial Assets Measured At Fair Value Through Other Comprehensive Income	88,640,516	-	3,438,024	92,078,540
Debt instruments	88,620,903	-	3,438,004	92,058,907
Equity instruments	19,613	-	20	19,633
Derivatives Used as Hedge Accounting (Asset)	-	30,481	-	30,481
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	82,213,242	509,368	82,722,610
Trading derivatives	-	38,771,080	509,368	39,280,448
Short positions	-	39,396,666	-	39,396,666
Other financial liabilities	-	4,045,496	-	4,045,496
Derivatives Used as Hedge Accounting (Liability)	-	129,826	-	129,826

Level 3 Fair Value Movements

The following tables demonstrate the movements that occurred during the periods from June 30, 2025 to 2024 for financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers in and/or Out of Level 3	Additions/ Low	Fair value
	12/31/2024				06/30/2025
Financial assets measured at fair value through profit or loss	7,123,218	(284,717)	(825,923)	(3,868,243)	2,144,335
Financial assets measured at fair value through other comprehensive income	3,438,024	(101,325)	(108,237)	(58,356)	3,170,106
Financial liabilities measured at fair value through profit or loss held for trading	509,368	187,390	(305,806)	(267,576)	123,376

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers in and/or Out of Level 3	Additions/ Low	Fair value
	12/31/2023				06/30/2024
Financial assets measured at fair value through profit or loss	6,568,685	219,419	(3,183,716)	1,787,981	5,392,369
Financial assets measured at fair value through other comprehensive income	2,610,638	(66,515)	196,604	—	2,740,727
Financial liabilities measured at fair value through profit or loss held for trading	914,261	(187,094)	(14,293)	(44,077)	668,797

* Values expresses in thousands, unless otherwise indicated.
Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined based on changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, as these credit default swaps better reflect the market's assessment of the credit risks for a specific financial asset. When such prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total amount of changes in fair value not attributable to changes in the basic interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of the changes attributable to credit risk, as it estimates the margin change above the reference value that the market may require for the financial asset.

Financial assets and liabilities not measured at fair value

The Bank's financial assets are measured at fair value in the consolidated balance sheet, except financial assets measured at amortized cost.

In the same sense, the Bank's financial liabilities - except financial liabilities for trading and those measured at fair value - are valued at amortized cost in the consolidated balance sheet.

i) Financial assets measured at other than fair value

Below we present a comparison between the carrying amounts of the Bank's financial liabilities at amortized cost measured at an amount other than fair value and their respective fair values on June 30, 2025 and December 31, 2024:

					06/30/2025
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open Market Applications	24,371,817	24,371,817	24,371,817	-	-
Financial assets at amortized cost:
Loans and amounts due from credit institutions	37,972,880	37,972,880	-	13,556,932	24,415,948
Loans and advances to customers	532,905,325	530,387,272	-	-	530,387,272
Financial assets measured at amortized cost - Debt instruments	118,057,674	116,983,126	58,021,229	263,554	58,698,343
Balances with The Brazilian Central Bank	96,359,615	96,359,615	-	96,359,615	-
Total	809,667,311	806,074,710	82,393,046	110,180,101	613,501,563

					12/31/2024
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open Market Applications	37,084,254	37,084,254	37,084,254	-	-
Financial assets at amortized cost:
Loans and amounts due from credit institutions	30,177,627	30,177,627	-	6,757,021	23,420,606
Loans and advances to customers	561,178,111	554,791,402	-	-	554,791,402
Financial assets measured at amortized cost - Debt instruments	84,529,222	84,380,507	34,616,776	-	49,763,731
Balances with The Brazilian Central Bank	92,439,824	92,439,824	-	92,439,824	-
Total	805,409,038	798,873,614	71,701,030	99,196,845	627,975,739
1) The variation in level 1 results from the acquisition of LTNs in the 2nd quarter of 2025.

ii) Financial liabilities measured at other than fair value
Below we present a comparison between the carrying values of the Bank's financial liabilities measured at a value other than fair value and their respective fair values on June 30, 2025 and December 31, 2024:

					06/30/2025
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	164,909,000	164,909,000	-	40,179,188	124,729,812
Customer deposits	587,219,451	587,219,450	—	72,830,546	514,388,904
Marketable debt securities	142,009,793	143,920,177	—	—	143,920,177
Debt instruments eligible capital	24,327,655	24,327,655	—	—	24,327,655
Other financial liabilities	73,246,176	73,246,176	—	—	73,246,176
Total	991,712,075	993,622,458	—	113,009,734	880,612,724

* Values expresses in thousands, unless otherwise indicated.

					12/31/2024
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	158,565,482	158,565,482	-	35,608,595	122,956,887
Customer deposits	605,068,163	605,831,373	—	81,663,106	524,168,267
Marketable debt securities	135,632,632	137,664,088	—	—	137,664,088
Debt instruments eligible capital	23,137,784	23,137,784	—	—	23,137,784
Other financial liabilities	79,177,179	79,177,179	—	—	79,177,179
Total	1,001,581,240	1,004,375,906	—	117,271,701	887,104,205

The methods and assumptions used to estimate fair value are defined below:
Loans and other amounts with credit institutions and customers – The fair value is estimated by groups of similar credit operations. The fair value of the loans was determined by discounting the cash flows using the interest rates of the new contracts. That is, the future cash flow of the current credit portfolio is estimated based on contractual rates, and then spreads based on new loans are incorporated into the risk-free yield curve in order to calculate the value fairness of the credit portfolio. In terms of behavioral hypotheses, it is important to highlight that the prepayment rate is applied to the credit portfolio.

Deposits from the Central Bank of Brazil and deposits from credit institutions and customers – The fair value of deposits was calculated by discounting the difference between cash flows under contractual conditions and the rates currently practiced in the market for instruments with similar maturities. The fair value of variable rate term deposits was considered to be close to their book value.

Obligations for bonds and securities – The fair values of these items were estimated by calculating discounted cash flow using interest rates offered in the market for obligations with similar terms and maturities.

Debt Instruments Eligible for Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

Other financial liabilities – according to the explanatory note, substantially include amounts to be transferred arising from credit card operations, transactions pending settlement and dividends and interest on equity payable, whose book value is similar to its fair value.

The evaluation techniques used to estimate each level are defined in Note 1.c.3.1.i.

* Values expresses in thousands, unless otherwise indicated.
18.Other disclosures

a)Derivative Financial Instruments

The main risk factors of the Derivative instruments assumed are related to exchange rates, interest rates and variable income. In managing this and other market risk factors, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of portfolios, sensitivities to fluctuations in interest rates, exposure exchange rate, liquidity gaps, among other practices that allow the control and monitoring of risks, which can affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, with the use of operations involving Derivative instruments, to optimize the risk-benefit relationship even in situations of great volatility.

The fair value of Derivatives financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for exchange-traded Derivatives or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For Derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, interest curves and market volatilities are extracted, which serve as input data for the models.

I) Summary of Derivative Financial Instruments

Below, composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by its market value:

	06/30/2025		12/31/2024
	Assets	Liabilities	Assets	Liabilities
Swap Differentials Receivable	10,970,021	12,601,801	16,710,659	16,746,167
Option Premiums to Exercise	4,814,276	4,392,136	4,960,933	4,455,074
Forward Contracts and Other	28,296,186	20,894,774	18,534,707	18,209,033
Total	44,080,483	37,888,711	40,206,299	39,410,274

II) Derivative Financial Instruments Registered in Clearing and Equity Accounts

			06/30/2025			12/31/2024

Trading	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value
Swap	1,087,499,960	(8,058,288)	(1,631,780)	858,277,413	(5,247,457)	(35,508)
Asset	539,664,230	7,855,947	10,970,021	421,892,846	11,989,199	16,710,659
Fees	241,972,738	3,975,282	4,790,857	212,769,602	8,288,494	9,155,516
Foreign Currency	297,691,492	3,880,665	6,179,164	207,863,441	3,593,516	7,449,012
Others	-	-	-	1,259,803	107,189	106,131
Liabilities	547,835,730	(15,914,235)	(12,601,801)	436,384,567	(17,236,656)	(16,746,167)
Fees	378,277,867	(14,391,256)	(10,693,673)	300,101,297	(13,645,096)	(13,848,265)
Foreign Currency	168,547,797	(1,522,979)	(1,790,276)	133,470,413	(3,588,425)	(2,726,684)
Others	1,010,066	-	(117,852)	2,812,857	(3,135)	(171,218)

* Values expresses in thousands, unless otherwise indicated.

Options	1,024,042,680	(1,778,631)	422,142	538,580,487	(1,728,092)	505,859
Purchased Position	474,655,775	3,629,974	4,814,276	248,136,848	2,889,580	4,960,933
Call Option - Foreign Currency	19,520,477	1,734,384	1,569,183	17,652,929	1,170,432	2,035,002
Put Option - Foreign Currency	14,385,518	585,025	654,682	10,969,754	449,432	297,814
Call Option - Other	42,188,279	803,357	2,471,859	25,078,274	769,593	2,530,004
Interbank Market	4,897,305	455,110	1,568,762	4,228,408	420,720	1,456,616
Other (2)	37,290,974	348,247	903,097	20,849,866	348,873	1,073,388
Put Option - Other	398,561,501	507,208	118,552	194,435,891	500,123	98,113
Interbank Market	172,039	95,066	65,576	553,161	111,802	80,262
Other (2)	398,389,462	412,142	52,976	193,882,730	388,321	17,851
Sold Position	549,386,905	(5,408,605)	(4,392,136)	290,443,639	(4,617,672)	(4,455,074)
Call Option - US Dollar	14,720,555	(1,061,789)	(745,350)	10,516,526	(597,168)	(786,706)
Put Option - US Dollar	13,863,639	(618,624)	(685,133)	11,046,513	(555,932)	(275,212)
Call Option - Other	110,781,783	(3,067,044)	(2,405,496)	57,500,051	(2,868,865)	(3,203,477)
Interbank Market	22,926,061	(2,203,288)	(1,595,020)	21,145,788	(2,104,995)	(1,578,796)
Other (2)	87,855,722	(863,756)	(810,476)	36,354,263	(763,870)	(1,624,681)
Put Option - Other	410,020,928	(661,148)	(556,157)	211,380,549	(595,707)	(189,679)
Interbank Market	1,523,648	(175,737)	(67,373)	1,395,691	(155,776)	(29,908)
Other (2)	408,497,280	(485,411)	(488,784)	209,984,858	(439,931)	(159,771)
Futures Contracts	45,555,492	(137,522)	-	785,337,224	-	-
Purchased Position	23,828,987	-	-	396,239,839	-	-
Exchange Coupon (DDI)	-	-	-	143,814,584	-	-
Interest Rates (DI1 and DIA)	-	-	-	135,768,788	-	-
Foreign Currency	23,828,987	-	-	106,481,787	-	-
Indexes (3)	-	-	-	7,717,797	-	-
Treasury Bonds/Notes	-	-	-	2,456,883	-	-
Sold Position	21,726,505	(137,522)	-	389,097,385	-	-
Exchange Coupon (DDI)	-	-	-	143,814,584	-	-
Interest Rates (DI1 and DIA)	-	-	-	138,131,331	-	-
Foreign Currency	21,726,505	(137,522)	-	96,976,790	-	-
Indexes (3)	-	-	-	7,717,797	-	-
Treasury Bonds/Notes	-	-	-	2,456,883	-	-
Forward Contracts and Other	375,980,775	3,445,172	7,401,412	443,722,256	6,675,015	325,674
Purchased Position	189,712,974	6,414,509	28,296,186	226,379,907	13,065,871	18,534,707
Currencies	151,621,100	6,163,228	7,496,423	176,481,430	4,649,383	2,617,536
Other	38,091,874	251,281	20,799,763	49,898,477	8,416,488	15,917,171
Sold Position	186,267,801	(2,969,337)	(20,894,774)	217,342,349	(6,390,856)	(18,209,033)

* Values expresses in thousands, unless otherwise indicated.

Currencies	147,726,399	(2,268,528)	(3,231,490)	177,766,056	(5,934,009)	(6,151,264)
Other	38,541,402	(700,809)	(17,663,284)	39,576,293	(456,847)	(12,057,769)
(1) Nominal value of updated contracts.
(2) Includes index options, mainly options involving US Treasury, stocks and stock indices.
(3) Includes Bovespa and S&P indices.

III) Derivatives Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Notional
					By Counterparty			By Maturity		By Market Trading
				06/30/2025	12/31/2024			06/30/2025		06/30/2025
		Related	Financial			Up to	From 3 to	Over	Stock exchange (2)	Over the counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	227,624,233	715,543,736	144,331,991	1,087,499,960	858,277,413	76,621,548	224,126,378	786,752,034	99,340,594	988,159,366
Options	57,791,031	14,755,298	951,496,351	1,024,042,680	538,580,487	702,426,774	229,781,074	91,834,832	900,548,536	123,494,144
Futures Contracts	1,743,105	2,499,352	41,313,035	45,555,492	785,337,224	12,156,269	24,720,680	8,678,543	33,933,282	11,622,210
Forward Contracts and Other	120,748,245	175,835,812	79,396,718	375,980,775	443,722,256	117,327,351	130,601,221	128,052,203	33,704,107	342,276,668
(1) Includes operations that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodity exchanges.
(2) Includes values traded on B3.
(3) It consists of operations that are included in registration chambers, in accordance with Bacen regulations.

IV) Accounting Hedge

The Bank, in the normal course of its operations, is exposed to market risks that generate accounting asymmetries or volatility in its accounting results. To eliminate these asymmetries or reduce volatility, the Bank uses Derivative financial instrument contracts (Swap and Futures) that are designated as fair value or cash flow Hedge Accounting structures.

IV.I) Fair Value Hedge
The Bank's fair value hedge strategy aims to protect the fair value of assets and liabilities, resulting from fluctuations in the reference interest rate (CDI, SELIC, SOFR); in currency fluctuations (Exchange Risk) and/or in price index fluctuations (IPCA, etc.). The Bank monitors each hedge structure, evaluating its effectiveness as determined by IAS 39.

						06/30/2025
Strategies	Book Value		Notional		Adjustment to Fair Value
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	642,688	645,495	607,272	628,926	35,416	16,569
Hegde of Credit Operations	128,449	135,546	109,142	130,796	19,307	4,750
Hegde of Securities	514,239	509,949	498,130	498,130	16,109	11,819
Futures Contracts	47,665,179	49,662,970	47,081,724	49,074,730	583,455	588,240
Hegde of Credit Operations	5,669,489	5,871,040	5,504,047	5,702,321	165,442	168,719
Hegde of Securities	36,350,643	37,950,174	36,229,297	37,831,362	121,346	118,812

* Values expresses in thousands, unless otherwise indicated.

Funding Hedge	5,645,047	5,841,756	5,348,380	5,541,047	296,667	300,709

						12/31/2024
Strategies	Book Value		Notional		Adjustment to Fair Value
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	211,637	253,106	200,658	222,625	10,979	30,481
Hegde of Credit Operations	211,637	253,106	200,658	222,625	10,979	30,481
Futures Contracts	38,109,921	43,532,027	38,332,070	43,416,076	(222,149)	160,951
Hegde of Credit Operations	9,962,962	13,349,432	10,017,522	13,238,024	(54,560)	156,408
Hegde of Securities	22,717,743	25,201,977	22,504,539	25,344,183	213,204	(142,206)
Funding Hedge	5,429,216	4,980,618	5,810,009	4,833,869	(380,793)	146,749
(1) Credit values refer to active operations and debit operations to passive operations.

				06/30/2025	12/31/2024
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Fair Value Hedge
Swap Contracts	-	130,796	498,130	628,926	222,625
Credit Operations Hedge	-	130,796	-	130,796	222,625
Securities Hedge	-	-	498,130	498,130	-
Futures Contracts	5,218,000	13,356,200	30,002,400	48,576,600	43,416,076
Hegde of Securities	1,460,935	3,739,466	501,920	5,702,321	13,238,024
Securities Hedge	2,337,449	5,983,027	29,012,756	37,333,232	25,344,183
Hedge of Funding	1,419,616	3,633,707	487,724	5,541,047	4,833,869

IV.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized assets and liabilities and changes of exchange rates of unrecognized assets and liabilities.

In cash flow hedges, the effective portion of the change in the value of the hedging instrument is temporarily recognized in equity under the caption “Other Comprehensive Income – cash flow hedges” until the expected transactions occur, when that portion is then recognized in the consolidated statements of income, except that, if the expected transactions result in the recognition of non-financial assets or liabilities, that portion will be included in the cost of the financial asset or liability.

* Values expresses in thousands, unless otherwise indicated.

	06/30/2025	12/31/2024
Hedge Structure	Effective Portion Accumulated	Effective Portion Accumulated
CDB	697,539	511,175
Total	697,539	511,175

						06/30/2025
Strategies	Book Value		Notional		Adjustment to Value Market
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Futures Contracts	77,597,064	78,290,125	78,335,860	78,997,700	(738,796)	(707,575)
Hegde of Securities	8,391,164	8,700,382	8,813,160	9,115,000	(421,996)	(414,618)
Funding Hedge	69,205,900	69,589,743	69,522,700	69,882,700	(316,800)	(292,957)

						12/31/2024
Strategies	Book Value		Notional		Adjustment to Value Market
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Futures Contracts	77,296,634	79,910,035	77,474,456	79,910,035	(177,822)	(5,610)
Hegde of Credit Operations	738,333	1,566,189	730,322	1,566,189	8,011	(73,277)
Hegde of Securities	27,613,484	35,677,670	27,556,993	35,677,670	56,491	(40,187)
Funding Hedge	48,944,817	42,666,176	49,187,141	42,666,176	(242,324)	107,854
(*) The Bank has cash flow hedging strategies, the objects of which are assets in its portfolio, which is why we demonstrate the passive side of the respective instruments. For structures whose instruments are futures, we demonstrate the notional balance, recorded in a clearing account.
(1) Credit values refer to active operations and debt operations to passive operations.

* Values expresses in thousands, unless otherwise indicated.

				06/30/2025	12/31/2024
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Futures Contracts	10,355,000	9,540,000	59,102,700	78,997,700	79,915,645
Hegde of Securities	-	-	-	-	1,639,466
Securities Hedge	-	6,715,000	2,400,000	9,115,000	35,717,857
Hedge of Funding	10,355,000	2,825,000	56,702,700	69,882,700	42,558,322

V) Credit Derivatives Information

Banco Santander uses credit derivatives with the aim of managing counterparty risk and meeting the demands of its customers, carrying out purchase and sale protection operations through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Total Return Swaps – TRS

These are credit derivatives where the return of the reference obligation is exchanged for a cash flow and in which, upon the occurrence of a credit event, the protection buyer usually has the right to receive from the protection seller the equivalent of the difference between the updated value and fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps – CDS

These are credit derivatives where, upon the occurrence of a credit event, the protection buyer has the right to receive from the protection seller the equivalent of the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the contract settlement date. In return, the seller receives remuneration for selling the protection.

Below, composition of the Credit Derivatives portfolio demonstrated by its reference value and effect on the calculation of Required Net Equity (PLE)

				Notional
		06/30/2025		12/31/2024
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	-	6,386,872	4,421,208	16,153,307
Total	-	6,386,872	4,421,208	16,153,307

During the period, there was no credit event related to taxable events provided for in the contracts.

* Values expresses in thousands, unless otherwise indicated.

		06/30/2025		12/31/2024
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	6,386,872	6,386,872	20,574,515	20,574,515
Per Risk Classification: Below Investment Grade	6,386,872	6,386,872	20,574,515	20,574,515
Per Reference Entity: Brazilian Government	6,386,872	6,386,872	20,574,515	20,574,515

VI) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given as a guarantee for operations negotiated on B3 with its own and third-party Derivative financial instruments is made up of federal public bonds.

	06/30/2025	12/31/2024
Financial Treasury Bill - LFT	21,821,054	23,592,560
National Treasury Bill - LTN	9,295,257	6,891,750
National Treasury Notes - NTN	5,091,056	4,775,236
Total	36,207,367	35,259,546

* Values expresses in thousands, unless otherwise indicated.
b)Operational Limits

Bacen requires financial institutions to maintain a Reference Equity (PR), Level I PR and Principal Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, market risk and operational risk installments.
As established in CMN Resolution No. 4,958/2021, the PR requirement is 11.50%, including 8.00% of Minimum Reference Equity, plus 2.50% of Capital Conservation Additive and 1.00% of Systemic Additive. The PR Tier I is 9.50% and the Minimum Principal Capital is 8.00%. In continuity with the adoption of the rules established by CMN Resolution No. 4,955/2021, the calculation of capital ratios is calculated on a consolidated basis based on information from the Prudential Conglomerate, whose definition is established by CMN Resolution No. 4,950/2021. The absolute value of the negative adjustment recorded in equity, resulting from the application, on January 1, 2025, of the criteria for establishing a provision for expected losses provided for in CMN Resolution No. 4,966, should impact capital in a phased manner, following the instructions and calendar of CMN Resolution No. 5,199.

	06/30/2025	12/31/2024

Level I Reference Assets	91,444.1	85,562.9
Main Capital	83,365.3	77,547.6
Additional Capital	8,078.9	8,015.3
Level II Reference Equity	16,714.2	15,488.4
Reference Heritage (Level I and II)	108,158.3	101,051.2
Credit Risk (1)	600,227.8	603,286.5
Market Risk (2)	46,615.0	43,523.7
Operational Risk	73,148.1	60,643.3
Total RWA (3)	719,990.9	707,453.5
Basel Index Level I	12.70	12.09
Basel Core Capital Index	11.58	10.96
Basel Reference Equity Index	15.02	14.28

(1) Credit risk exposures subject to calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by BCB Resolution 229, of May 12, 2022.
(2) Exposures to market risk subject to calculation of the capital requirement using a standardized approach and an approach using internal models. The standardized approach includes portions for market risk exposures subject to changes in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indices (RWAjur3), and interest rate coupons (RWAjur4), the price of commodity goods (RWAcom), the price of shares classified in the trading portfolio (RWAacs), portions for exposure of gold, foreign currency and operations subject to exchange rate variation (RWAcam), and adjustment for derivatives arising from changes in the counterparty’s credit quality (RWAcva).
(3) Risk Weighted Assets or Risk-Weighted Assets.

Banco Santander publishes the Risk Management Report with information relating to risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with greater detail on the premises, structure and methodologies can be found at the website www.santander.com.br/ri.

Financial institutions are obliged to maintain the investment of resources in Permanent Assets in accordance with the adjusted Reference Equity level. The resources invested in Permanent Assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted in accordance with CMN Resolution No. 4,957/2021. Banco Santander meets the established requirements.

c)Financial instruments - Sensitivity analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.
Financial instruments are segregated into trading portfolios (Trading Book) and banking portfolio (Banking Book), as carried out in the management of market risk exposure, in accordance with the best market practices and the classification criteria for transactions and capital management established by the Central Bank of Brazil. The trading portfolio consists of all transactions with financial instruments and commodities, including Derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from Banco Santander's various business lines and their possible hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander carries out sensitivity analysis of financial instruments in accordance with CVM Instruction No. 2/2020, considering market information and scenarios that would negatively affect the Bank's positions.

* Values expresses in thousands, unless otherwise indicated.
The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading portfolio and banking portfolio, for each of the portfolio scenarios on June 30, 2025.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to variation in fixed interest rates	(3,834)	(130,527)	(261,055)
Coupon Interest Rate	Exposures subject to variation in interest rate coupon rates	(122)	(1,441)	(2,882)
Inflation	Exposures subject to variation in price index coupon rates	(23,596)	(85,105)	(170,211)
Coupon - US Dollar	Exhibitions subject to variation in the dollar coupon rate	(1,170)	(17,274)	(34,548)
Coupon - Other Currencies	Exposures subject to variation in foreign currency coupon rates	(939)	(2,234)	(4,468)
Foreign Currency	Exposures subject to Foreign Exchange	(510)	(12,741)	(25,483)
Eurobond/Treasury/Global	Exposures subject to variation in the interest rate of securities traded on the international market	(3,345)	(28,526)	(57,051)
Shares and Indexes	Exposures subject to Change in Shares Price	(716)	(17,897)	(35,795)
Commodities	Exposures subject to Change in Commodity Price	(341)	(8,530)	(17,060)
Total (1)		(34,573)	(304,275)	(608,553)
(1) Amounts net of tax effects.

Scenario 1: shock of +10bps in interest curves and 1% for price changes (currencies);
Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.
Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(33,166)	(1,382,049)	(2,890,538)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(32,391)	(1,153,410)	(2,199,319)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(37,252)	(615,020)	(1,131,019)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(4,308)	(130,210)	(239,547)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,613)	(16,440)	(35,495)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(3,829)	(318,964)	(685,521)
Foreign Currency	Exposures subject to Foreign Exchange	272	6,804	13,609
Total (1)		(112,287)	(3,609,289)	(7,167,830)
(1) Values calculated based on the consolidated information of the institutions.

Scenario 1: shock of +10bps in interest curves and 1% for price changes (currencies);
Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.
Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

d) Funds managed and administered not recorded on the balance sheet

The Santander Conglomerate has funds under management, in which it does not have a significant stake, does not act as "main" and does not hold shares in these Funds. Based on the contractual relationship that governs the management of such funds, the third parties who hold the shareholding are those who are exposed, or have rights, to variable returns and have the ability to affect these returns through decision-making power. Furthermore, the Bank, as manager of the funds, acts in the analysis of remuneration regimes, which are proportional to the service provided and, therefore, acts as "main".

The funds managed by the Santander Conglomerate not recorded on the balance sheet are as follows:

	06/30/2025	12/31/2024
Funds under management	75,702	134,133
Managed funds	208,871,829	242,717,969
Total	208,947,531	242,852,102

* Values expresses in thousands, unless otherwise indicated.

e) Securities held by third parties in custody

As of June 30, 2025, and December 31, 2024, the Bank held in custody debt securities and securities of third parties totaling R$84,819,489 and R$51,196,827, respectively.

19.Subsequent Events

a)Distribution of Interest on Equity

The Board of Directors of Banco Santander, at a meeting held on July 10, 2025, approved the proposal of the Company's Executive Board, ad referendum of the Annual General Meeting, for the distribution of Interest on Equity in the amount of R$2,000,000,000.00 (two billion reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders registered in the Bank's books at the end of July 17, 2025 (inclusive). Therefore, as of July 18, 2025 (inclusive), the Bank's shares will be traded "Ex-Interest on Equity." The amount of Interest on Equity will be paid from August 8, 2025. The Interest on Equity was fully allocated to the minimum mandatory dividends distributed by the Bank, referring to the period of 2025, without any remuneration as monetary adjustment.

* Values expresses in thousands, unless otherwise indicated.

APPENDIX I – Condensed Consolidated Statement of Added Value

	01/01 to 06/30/2025		01/01 to 06/30/2024
Interest and similar income	79,395,832		65,367,807
Fee and commission income (net)	8,405,915		8,249,033
Impairment losses on financial assets (net)	(17,388,158)		(14,310,995)
Other income and expense	601,517		1,366,752
Interest expense and similar charges	(49,635,245)		(38,113,188)
Third-party input	(4,516,181)		(4,100,062)
Materials, energy and other	(412,107)		(444,049)
Third-party services	(3,165,586)		(2,927,564)
Impairment of assets	(177,962)		(74,480)
Other	(760,526)		(653,969)
Gross added value	16,863,680		18,459,347
Retention
Depreciation and amortization	(1,324,653)		(1,350,504)
Added value produced	15,539,027		17,108,843
Investments in affiliates and subsidiaries	201,423		127,544
Added value to distribute	15,740,450		17,236,387
Added value distribution
Employee	5,258,492	33.4%	5,152,858	29.9%
Compensation	3,781,059		3,662,862
Benefits	1,042,724		998,947
FGTS	281,671		283,944
Other	153,038		207,105
Taxes, fees and contributions	5,226,169	33.2%	5,268,077	30.6%
Federal	5,221,452		5,264,150
Municipal	4,717		3,572
Compensation of third-party capital - rental	116,280	0.7%	121,097	0.7%
Remuneration of interest on capital	5,139,509	32.7%	6,694,355	38.8%
Dividends and interest on capital	3,000,000		3,000,000
Profit Reinvestment	2,036,860		3,669,524
Profit (loss) attributable to non-controlling interests	102,649		24,831
Total	15,740,450	100.0%	17,236,387	100.0%

* Values expresses in thousands, unless otherwise indicated.
Management Report

To the Shareholders

We present the Performance Commentary to the Condensed Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the period ended June 30, 2025, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations of the IFRS Interpretations Committee (current name of the International Financial Reporting Interpretations Committee (IFRIC).

1. Economic Situation

Economic performance was highlighted by the following themes:

In the international environment

❖ Prologation of trade tensions
One of US President Donald Trump's campaign promises was to increase tariffs against his trading partners, which he did on April 2nd, known as "Liberation Day." Trump then temporarily backed down to give the countries time to negotiate. However, on July 9th, Trump announced 50% tariffs against Brazil, placing the country among those most affected by the tariff increase. The impacts are still uncertain, as is the implementation of the tariffs now on August 1st, with room for negotiation. However, we estimate that given the shutdown of the Brazilian economy, the impact will be relatively limited. The trade balance is expected to suffer, and we estimate it could be damaged by up to USD 9 billion in 12 months, resulting in a negative but relatively small impact on the exchange rate.

❖ More benign inflation increases chances of Federal Reserve rate cuts in 2025
Inflation figures in the United States surprised positively, with a slowdown in core inflation and especially in services readings. The combination of a less pressured labor market, lower consumption of durable goods and relief in energy prices contributed to a more benign inflationary environment. This improvement led markets to revise their expectations for monetary policy, starting to price in between two and three interest rate cuts by 2025, with the first move possibly occurring as early as the beginning of the second half of the year. Despite this relief, the Federal Reserve continues to adopt a cautious stance. The monetary authority has signaled that there are still significant risks on the horizon, especially linked to the inflationary impacts of new tariffs imposed on Chinese and other regional products. These measures could put pressure on the prices of imported goods and make it difficult for inflation to converge to the 2% target. Thus, although the scenario has evolved favorably, the Fed is still looking for more evidence that disinflation is sustained before starting the cycle of cuts — which justifies maintaining a conservative communication for now.

❖ Tension in the Middle East does not escalate and relieves markets
In June, the conflict between Israel and Iran generated moments of tension, with some risk aversion movements, especially after episodes of direct attacks and threats of retaliation. However, the absence of a prolonged escalation and the rapid action of global powers (particularly the US) to contain the advance of hostilities helped to reduce tension in the markets. The partial resumption of diplomatic channels and the parties' focus on avoiding a broader regional confrontation indicate, for now, a stabilization of the scenario. Thus, the markets began to believe in a lower probability of further escalation, with limited impacts on risk assets.

In the domestic environment

As expected, economic growth in 1Q25 was high, with strong increases in less cyclical components. After the harvest, activity tends to lose momentum throughout the year.
GDP grew 1.4% in 1Q25, confirming expectations of a strong performance driven by agriculture (+12.2%), but with additional signs of increased demand. Household consumption (+1.0%) and imports (+5.9%) came in above expectations, reflecting the resilience of credit and an improvement in the labor market. However, there were negative surprises in services (+0.3%) and stability in industry (-0.1%). In fact, it is important to note that, from a supply perspective, the result was marked by a heterogeneous performance among the major sectors, and concentrated in the less cyclical sectors of the economy. Banco Santander maintained its growth projection of 2.0% in 2025, but recognizes that the risks are positive given a possible postponement of the projected slowdown.

Copom raised the Selic rate to 15.00%, highlighting that the scenario requires a contractionary monetary policy for a “very prolonged” period.
The most recent scenario was marked by further unanchoring of inflation expectations, resilience in economic activity and pressures in the labor market, which required a more contractionary monetary policy. At the same time, Copom also highlighted that it anticipates an interruption in the interest rate hike cycle if the expected scenario is confirmed. Given the extent and speed with which this hike cycle was implemented, the Committee will examine the accumulated impacts of the adjustment already made, yet to be observed, to assess whether the strategy of high interest rates for a very long period will be sufficient to converge inflation to the target. Banco Santander expects the Selic rate to remain stable at the current 15.00% until the end of 2025 and a cycle of cuts of 200 basis points throughout 2026.

* Values expresses in thousands, unless otherwise indicated.

The fall in USD/BRL brought relief to current inflation and short-term inflation projections.
Consumer inflation remained high and inflation expectations remained unanchored, with the IPCA accumulating a twelve-month increase of 5.3% through May. However, compared to consensus expectations, monthly variations have shown net positive surprises. For example, there was a new appreciation of the real, of almost 8% in the second quarter, which helped to contain the prices of food and industrial goods. The weakness of the USD around the world, combined with high domestic interest rates, explain the behavior of the BRL. In this environment, since the release of the most recent data, a drop in inflation expectations has been observed in the shorter horizons. In any case, for the longer horizons, there was no relevant change in the consensus estimates, which keeps the scenario of inflation convergence to the target challenging.

2. Consolidated Performance

The evolution of results for the first half of 2025 reflects our focus on executing the strategy of being the most present bank in our customers' lives in an intelligent, sustainable, and personalized manner, while striving to build a more diversified, solid operation that can deliver consistent results.

Managerial net profit achieved growth of 18.4% in the period, totaling R$7.5 billion, leading to a ROAE of 16.9%, an increase of 2.0 p.p. compared to the same period in 2024.

Driven by disciplined capital allocation focused on strategic businesses and profitability, as well as on the primary relationship with our customers, the expanded loan portfolio grew by 1.5%, amounting to R$675.5 billion, highlighted by consumer finance (+15.8%), credit cards (+13.1%), and SMEs (+11.2%). In line with the credit evolution, funding remained virtually stable, 0.2% at the end of the first half relative to the same period last year, while showing a significant improvement in the mix, where individuals accounted for 47% of the total, versus 44% in the first half of 2024, maintaining very robust liquidity levels during the period.

As a result of our pricing discipline, we observed an evolution in client net interest income of 10.4% for the first half, with positive contributions from both credit NII and funding NII. Market net interest income, in turn, was adversely impacted by its negative sensitivity to interest rates. Fees advanced by 2.7% during the first half of 2025, fueled by notable growth in cards at 13.1%, followed by asset management at 13.0%, and current accounts at 5.9%. It is worth noting that revenues linked to loan operations were negatively affected by the implementation of CMN Resolution No. 4,966/21. Disregarding this effect, the total growth in fees would have been 5.3%.

Allowance for loan losses rose by 11.0% in the first half of this year relative to the same period in 2024. Along with the impacts of the implementation of CMN Resolution No. 4,966/21, higher interest rates throughout 2025, and the consequent increase in household debt, resulted in higher non-performing loan levels, which contributed to the rise in provisions during the period.

Regarding expenses, our investments in technology boosted efficiency, which reached 37.0%, a decline of 2.5 p.p. from the same period in 2024, while expenses grew by 3.0%, below inflation, reflecting efficient cost management.

Aware that we play a crucial role in the transition to a more inclusive and sustainable economy, we continue on the path of sustainable ROAE evolution, with a disciplined approach to capital allocation, anchored by our strategic pillars and constant transformation alongside our customers, employees, shareholders, and society.

(R$ milion)	2Q25	1Q25	2T25 x	1H25	1H24	1H25 x
			1Q25			1H24
Net Interest Income	15,396	15,921	(3.3)%	31,318	29,541	6.0%
Fees	5,204	5,137	1.3%	10,341	10,068	2.7%
Total Revenues	20,600	21,058	(2.2)%	41,659	39,608	5.2%
Allowance for Loan Losses	(6,862)	(6,390)	7.4%	(13,252)	(11,939)	11.0%
General Expenses	(6,412)	(6,573)	(2.5)%	(12,986)	(12,611)	3.0%
Others	(3,125)	(3,348)	(6.7)%	(6,473)	(7,613)	(15.0)%
Managerial Profit Before Taxes	4,201	4,747	(11.5)%	8,949	7,446	20.2%
Taxes and Minority Interest	(542)	(886)	(38.9)%	(1,429)	(1,092)	30.8%
Managerial Net Profit	3,659	3,861	(5.2)%	7,520	6,353	18.4%

Accounting Net Profit	3,593	3,778	(5.0)%	7,372	6,184	19.2%
(1) The table above considers management reclassifications in relation to the Income Statement of the BRGAAP book.

3. Rating Strategy and Agencies

* Values expresses in thousands, unless otherwise indicated.
For information regarding the Bank's strategy and classification in rating agencies, see the Results Report available at the website www.santander.com.br/ri.

4. Corporate Governance

The Governance structure of Banco Santander Brasil is integrated by the Executive Board and its Executive Committee made up of the Chief Executive Officers, Senior Executive Vice-Presidents and Executive Vice-Presidents, and by the Board of Directors and its Advisory Committees, they are: Audit, Risks and Compliance, Sustainability, Remuneration and Appointment and Governance.

For more information on the corporate governance practices adopted by Banco Santander Brasil and the deliberations of the Board of Directors, see the website www.santander.com.br/ri.

5. Internal Audit

Internal Audit reports directly to the Board of Directors, and the Audit Committee is responsible for its supervision. It has a permanent role that is independent of any other function or unit. Its mission is to provide the Board of Directors and senior management with independent assurance of the quality and effectiveness of internal control processes and systems, risk management (current or emerging) and governance, thus contributing to the protection of the organization's value, solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).
In order to fulfill its functions and cover risks inherent to Banco Santander's activity, Internal Audit has a set of tools developed internally. Among these, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2025.

6. People

Banco Santander continues to strengthen its organizational culture, which seeks to help people and businesses prosper. Autonomy, protagonism and innovation are gaining ground, accelerating digital transformation and improving personalized offerings for the most diverse segments of society.

There are 53,918 employees, considering the entire Group, committed to the ambition of generating unique and personalized customer experiences, so that we are the main bank for each of our customers.

To this end, the bank continually invests in creating an environment where leadership is a reference for the organization's values, an inclusive culture ensures that each employee feels recognized and engaged in building their career, health and well-being are central, and continuous learning is at the service of constantly improving the customer journey and the development of each employee. Growth opportunities are democratized and within everyone's reach.

7. Sustainability

Our history in sustainability began more than 20 years ago. Throughout this period, we have undergone an intense journey of evolution, in which we have improved our programs, businesses and governance focused on the topic.

In this trajectory, the highlights include the assessment and mitigation of social, environmental and climate risks for granting credit to projects and companies; the generation of businesses that support the transition of clients to a low-carbon economy; and the construction of a more inclusive society, through actions in education and employability, financial inclusion and entrepreneurship and social inclusion. Many of these initiatives are accompanied by global goals in the areas where we have the greatest potential impact, such as net zero, financial inclusion and inclusive culture.

To ensure good governance of this process, we have robust policies and controls, supported by senior leadership.

Sustainable business

* Values expresses in thousands, unless otherwise indicated.

•We facilitated R$ 17 billion in sustainable businesses and achieved a R$40.5 billion portfolio through green bond issuances, clean energy financing, and dedicated product options. We maintained our market leadership in CBIOS (carbon credits) with a 43% market share.

Of the total sustainable businesses, we highlight the following operations and initiatives:

•Prospera Santander Microfinanças, which provides financial solutions to entrepreneurs, has reached approximately R$ 3.2 billion in microcredit portfolio, with 1.14 million customers, serving more than 1,700 municipalities;

•Through PRONAMPE, a Federal Government Program, we have achieved a portfolio of R$ 5.3 billion supporting micro and small businesses to boost their business;

•We issued a bond to the carbon credit startup Mombak, aiming to expand its reforestation projects using native species in the Brazilian state of Pará. This is the first disbursement from the BNDES Climate Fund for forest restoration; and

•We conducted the first "green exchange" in coffee for NKG Stockler, one of Brazil's largest coffee exporters. This is the first sustainable-labeled exchange credit advance (ACC) transaction worth US$21 million focused on the coffee sector, tied to sustainability and traceability criteria.

•Biomas, a company co-founded by Santander Brasil, has launched its first restoration project (Muçununga) covering over 1,200 hectares of Atlantic Forest in southern Bahia. The initiative plans to plant 2 million seedlings of approximately 70 native species over the next two years.

Business events

We held two events on the challenges of climate transition in strategic sectors:

•“Agriculture in Transformation” addressed topics such as sustainable supply chains, biofuels, and innovation.
•“The decarbonization of transport and mobility” addressed trends and challenges of the transition in the transport sector.

We also hosted the meeting promoted by Eurocâmaras, which welcomed the European Commissioner for Climate, Wopke Hoekstra, among others, reinforcing the relationship between climate transition and economic competitiveness, in another important step towards COP30.

Social impact

•Through actions that support education, we benefit approximately 360,000 people seeking professional growth, through an investment of almost R$ 9.5 million.

•We conduct financial education initiatives for young people and adults in public schools, benefiting over a thousand people. We continue to raise awareness on this topic and promote content on social media with weekly posts about how to avoid impulse purchases, installment plans, online credit cards, and debt.

Volunteering

On World Environment Day, employees participated in a volunteer reforestation initiative in Greater São Paulo, planting native Atlantic Forest seedlings in partnership with environmental organizations IBEAC (Brazilian Institute for Community Support) and COOPERAPAS (Agroecological Cooperative of Rural Producers and Clean Water of the Southern Region of São Paulo). In total, more than 10,000 trees will be planted by August.

Sustainability Index

In recognition of our sustainability efforts, we remained in the B3 Corporate Sustainability Index portfolio, published during the period. Santander Brasil ranked 11th among the 82 participating companies.

8. Independent Audit

The operating policy of Banco Santander, including its controlled companies, in contracting services unrelated to audit of the Financial Statements by its independent auditors, is based on Brazilian standards and international audit standards, which preserve the auditor's independence. This reasoning provides for the following: (i) the auditor does not must audit his own work, (ii) the auditor must not perform managerial functions at his client, (iii) the auditor must not promote the interests of its client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with Securities and Exchange Commission Instruction 162/2022, Banco Santander informs that in the period ended June 30, 2025, no services were provided by PricewaterhouseCoopers unrelated to the independent audit of the Financial Statements of Banco Santander and relevant subsidiaries, which generate a conflict of interest, loss of independence or impact the objectivity of its independent auditors. PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include the assessment of the work provided, covering any service other than the independent audit of the Financial Statements of

* Values expresses in thousands, unless otherwise indicated.
Banco Santander and its subsidiaries. This assessment is based on applicable regulations and accepted principles that preserve the auditor's independence.

9. Acknowledgement

We would like to thank our customers, shareholders and employees for the trust and support that got us here, and that enabled the continuity of our story of evolution and transformation, on the path to building the Best Consumer Company in Brazil.

(Approved at the Board of Directors Meeting on July 29, 2025).

Composition of Management Bodies as of June 30, 2025

Administrative Board

Deborah Stern Vieitas – President (independent)
Javier Maldonado Trinchant – Vice-president
Cristiana Almeida Pipponzi – Counselor (independent)
Cristiana San Jose Brosa - Counselor
Deborah Patricia Wright - Counselor (independent)
Ede Ilson Viani - Counselor
José de Paiva Ferreira - Counselor (independent)
Mario Roberto Opice Leão - Counselor
Pedro Augusto de Melo Counselor (independent))
Vanessa de Souza Lobato Barbosa - Counselor

Audit Committee

Andrea Maria Ramos Leonel – Member
Luiz Carlos Nannini - Member
Maria Elena Cardoso Figueira– Qualified Technical Member
Pedro Augusto de Melo – Coordinator
René Luiz Grande – Member

Risk and Compliance Committee

José de Paiva Ferreira – Coordinator
José Mauricio Pereira Coelho - Member
Jaime Leôncio Singer – Member
Cristina San Jose Brosa - Member
Deborah Stern Vieitas – Member

Sustainability Committee

Cristiana Almeida Pipponzi – Coordinator
Vivianne Naigeborin - Member
Tasso Rezende de Azevedo – Member

Nominating and Governance Committee

Deborah Stern Vieitas – Coordinator
Deborah Patricia Wright – Member
Cristiana Almeida Pipponzi - Member
Javier Maldonado Trinchant – Member

Compensation Committee

Deborah Patricia Wright – Coordinator
Deborah Stern Vieitas - Member
Luiz Fernando Sanzogo Giorgi – Member
Vanessa de Souza Lobato Barbosa - Member

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao
André Juaçaba de Almeida
Ede Ilson Viani
Germanuela de Almeida de Abreu
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Maria Teresa Mauricio da Rocha Pereira Leite
Renato Ejnisman

Directors without Specific Designation

Alessandro Chagas Farias
Alexandre Guimarães Soares
Alexandre Teixeira de Araujo
Ana Paula Vitali Janes Vescovi
Camila Stolf Toledo
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudenice Lopes Duarte
Claudia Chaves Sampaio
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Leonardo Mendes Cabral
Luciana de Aguiar Barros

Marcelo Aleixo
Marcos Jose Maia da Silva
Mariana Cahen Margulies
Marilize Ferrazza Santinoni
Michele Soares Ishii
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo de Oliveira Contrucci
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Rudolf Gschliffner
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

Accountant

Anna Paula Dorce Armonia – CRC Nº 1SP – 198352/9

Declaration of directors on the financial statements

For the purposes of complying with the provisions of article 27, § 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the Members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements of Banco Santander, relating to the first semester ended June 30, 2025, prepared in accordance with the International Financial Reporting Standards (IFRS®) criteria and the documents that comprise them, being : Management Report, balance sheets, income statement, statements of comprehensive income, statement of changes in Net Equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in the Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Corporate Law), the international financial reporting standards issued by the International Accounting Standards Board (IASB®). The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.

Members of the Executive Board of Banco Santander on June 30, 2025:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao
André Juaçaba de Almeida
Ede Ilson Viani
Germanuela de Almeida de Abreu
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Maria Teresa Mauricio da Rocha Pereira Leite
Renato Ejnisman

Directors without Specific Designation

Alessandro Chagas Farias
Alexandre Guimarães Soares
Alexandre Teixeira de Araujo
Ana Paula Vitali Janes Vescovi
Camila Stolf Toledo
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudenice Lopes Duarte
Claudia Chaves Sampaio
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Leonardo Mendes Cabral
Luciana de Aguiar Barros

Marcelo Aleixo
Marcos Jose Maia da Silva
Mariana Cahen Margulies
Marilize Ferrazza Santinoni
Michele Soares Ishii
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo de Oliveira Contrucci
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Rudolf Gschliffner
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

Directors' Statement on the Independent Auditors' Report

For the purposes of complying with the provisions of article 27, § 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the Members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements of Banco Santander, relating to the first semester ended June 30, 2025, prepared in accordance with the International Financial Reporting Standards (IFRS®) criteria and the documents that comprise them, being : Management Report, balance sheets, income statement, statements of comprehensive income, statement of changes in Net Equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in the Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Corporate Law), the international financial reporting standards issued by the International Accounting Standards Board (IASB®). The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.

Members of the Executive Board of Banco Santander on June 30, 2025:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao
André Juaçaba de Almeida
Ede Ilson Viani
Germanuela de Almeida de Abreu
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Maria Teresa Mauricio da Rocha Pereira Leite
Renato Ejnisman

Directors without Specific Designation

Alessandro Chagas Farias
Alexandre Guimarães Soares
Alexandre Teixeira de Araujo
Ana Paula Vitali Janes Vescovi
Camila Stolf Toledo
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudenice Lopes Duarte
Claudia Chaves Sampaio
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Leonardo Mendes Cabral
Luciana de Aguiar Barros

Marcelo Aleixo
Marcos Jose Maia da Silva
Mariana Cahen Margulies
Marilize Ferrazza Santinoni
Michele Soares Ishii
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo de Oliveira Contrucci
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Rudolf Gschliffner
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - Susep.
According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently composed of four independent members, elected according to resolution approved at the meeting of the Board of Directors held on April 28, 2025. It acts through meetings with executives, internal and independent auditors and specialists, conducts analyze based on the reading of documents, and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Senior Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks.

The Audit Committee's minutes and reports are regularly sent to the Board of Directors, through regular reports from the Committee coordinator at Board of Directors meetings.

Regarding its attributions, the Audit Committee performed the following activities:

Financial Statements

The Audit Committee reviewed the financial statements of Santander, confirming its adequacy. In this regard, it acknowledged the results recorded in the first semester of 2025, of the Company in IFRS standard, in addition to the individual and consolidated Financial Statements.
The Audit Committee held meetings with the independent auditors and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure.

Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks (CRO) - including attending meetings of the Risk and Compliance Committee, with the Compliance Directorship, Internal Controls and the relevant professionals responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure. It also verified cases dealt by the “Canal Aberto” (Whistleblowing Channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with the current regulations.

Internal Audit

The Audit Committee met formally with the Chief Audit Officer and with other Internal Audit representatives on several occasions during the first semester of 2025, and, in addition to receiving the reports of the work performed, verified the reports issued and their respective conclusions and recommendations, highlighting (i) the fulfillment of recommendations for improvements in areas which controls were considered "To be improved"; (ii) the results of the improvements applied to monitor and comply with the recommendations and their action plans for continuous progress; and (iii) meeting the demands of regulatory bodies. In several other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information.
Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the second semester of 2024. At these meetings the following topics were highlighted: discussions involving the financial statements for the first semester of 2025, accounting practices, the main audit matters (“PAA’s”) and eventual deficiencies and recommendations raised in the internal control report and the detailed report on the revision of “Allowance for Loan Losses”. In addition, the Committee met with the Independent Auditor in executive sessions to discuss topics of interest, such as Resolution CVM 193. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, to verify the absence of conflicts of interest or potential risk of loss of independence. The Audit Committee met with KPMG Auditores Independentes (“KPMG”), responsible for the audit of Banco RCI Brasil S.A., member of the Conglomerate.

Ombudsman

In accordance with the current regulation, specific works were carried out in the first semester of 2025, which were presented to the Audit Committee that discussed and evaluated them. In addition to the 2025 work reporting, the Committee also took note of the Ombudsman's half-yearly report, for the semester ended December 31, 2024, both from Banco Santander (Brasil) and its affiliates, and from the companies’ part of the Conglomerate that have their own Ombudsman.
Regulatory Bodies

The Audit Committee monitors and acts on the official communications received from regulatory bodies, on the results of the notes of regulatory and self-regulatory bodies, action plans and the respective measures adopted by management to comply with such notes, as well as accompanying the new regulations and holds meetings with regulators, whenever requested. In the case of the Central Bank of Brazil, it holds regular meetings with the supervisors of the Banking Supervision Department - Desup and the Conduct Supervision Department - Decon.
Others Activities

Besides the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering its analysis, with emphasis on the monitoring of the following topics: (i) regulatory capital; (ii) monitoring of cybersecurity; (iv) Sustainability themes, amongst with Sustainability Committee; (v) conduct, PLD/CFT, KYC, policies and action plans for continuous improvements; (vi) activities of the customer relations department, its action plans and results; (vii) tax, labor and civil litigation; (viii) review and approval of the Tax Credit Realization Technical Study; and (ix) provisions and topics related to PCLD.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the Financial Statements of Banco Santander (Brasil) S.A. and Controlled Companies consolidated in Economic and Financial Conglomerate for the semester ended in June 30, 2025, recommending their approvals by the Board of Directors of Santander.

São Paulo, July 25, 2025.

Audit Committee

Pedro Augusto de Melo – Coordinator
Maria Elena Cardoso Figueira – Financial Expert until July 20, 2025
Luiz Carlos Nannini - Financial Expert until 21, 2025
René Luiz Grande
Andrea Maria Ramos Leonel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 04, 2025

Banco Santander (Brasil) S.A.
By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer Without Specific Designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer